SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

3Q17 Results

Copel records EBITDA of R$643.7 million in the third quarter

	3Q17	2Q17	3Q16	Var.%	9M17	9M16	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenues (R$ million)	3,643.7	3,173.2	2,914.1	25.0	10,113.9	9,804.7	3.2
Operating Income (R$ million)	318.2	260.9	35.8	788.4	1,246.1	1,723.5	(27.7)
Net Income (R$ million)	389.8	151.0	(75.1)	-	958.0	1,057.6	(9.4)
Earnings per share (R$)¹	1.40	0.51	(0.32)	-	3.41	3.80	(10.2)
EBITDA (R$ million)	643.7	707.2	434.6	48.1	2,357.0	2,627.5	(10.3)
Return on Shareholders' Equity (annualized)²	10.7%	4.0%	-	-	8.5%	9.8%	(13.0)
Energy Supply (GWh)	6,302	6,210	6,253	0.8	19,026	19,901	(4.4)
Capex (R$ million)³	537.4	641.7	917.8	(41.5)	1,766.7	2,744.6	(35.6)
EBITDA Margin	17.7%	22.3%	14.9%	18.5	23.3%	26.8%	(13.0)
Operating Margin	8.7%	8.2%	1.2%	-	12.3%	17.6%	(29.9)
Net Margin	10.7%	4.8%	-	-	9.5%	10.8%	(12.2)
¹ Consider the Net Income attributed to the shareholders of the parent company.
² Consider the initial shareholders' equity for the year.
³ Includes contributions and advances for future investments and capital increases.
Values subject to rounding adjustments.

Average Rates (R$/MWh)	Sep-17	Jun-17	Mar-17	Dec-16	Sep-16
Power Purchase Average Rate - Copel Dis ¹	183.46	152.14	152.67	156.88	161.11
Retail Average Rate - Copel Dis²	404.99	379.77	384.19	380.27	379.04
Sales to Distributors Average Rate - Copel GeT³	211.03	208.36	205.10	187.18	186.66

Indicators	Sep-17	Jun-17	Mar-17	Dec-16	Sep-16
Equity (R$ Thousand)	15,868,242	15,492,895	15,567,737	15,155,446	15,609,198
Net debt (R$ Thousand)[4]	9,255,089	9,034,997	8,956,049	8,657,525	8,096,502
Book Value per Share (R$)	57.99	56.61	56.89	55.38	57.04
Net debt/ Shareholders' Net Equity[5]	60.0%	61.1%	57.3%	58.3%	56.1%
Current Liquidity	0.8	0.8	0.8	0.8	1.1
¹ Considers PIS/COFINS.
² Does not consider tariff flags. ICMS net.
³ Included Guarantees and Endorsements. ICMS net.
[4] Included Guarantees, Endorsements and collaterals and escrow accounts, according to the clause of the more restrictive debenture deed.
[5] Considers gross debt without endorsements and guarantees.

CPLE3 | R$23.30 CPLE6 | R$28.23	ELP | US$ 8.86 XCOP | € 7.75	Market value | R$7.0 bi * Quotes 09.30.2017

LIST OF CONTENTS

1. Main Events in the Period 3

2. Financial Performance 11
2.1 Operating Revenues 11
2.2 Operating Costs and Expenses 12
2.3 Equity in the Earnings of Subsidiaries 15
2.4 EBITDA 15
2.5 Financial Result 16
2.6 Consolidated Net Income 16
2.7 Consolidated Income Statement 17

3. Main Account and Changes Balance Sheet 18
3.1 Main Accounts 18
3.2 Balance Sheet – Assets 20
3.3 Debt 21
3.4 Balance Sheet – Liabilities 24

4. Performance of the Main Companies 25
4.1 Copel Geração e Transmissão 25
4.2 Copel Distribuição 26
4.3 Copel Telecomunicações 27
4.4 Accounting Information 28

5. Investment Program 29

6. Power Market and Tariffs 29
6.1 Captive Market – Copel Distribuição 29
6.2 Grid Market (TUSD) 30
6.3 Electricity Sales 30
6.4 Total Energy Sold 31
6.5 Energy Flow 32
6.6 Tariffs 34

7. Capital Market 36
7.1 Capital Stock 36
7.2 Stock Performance 37
7.3 Dividends and Interest on Own Capital 38

8. Operating Performance 39
8.1 Power Generation 39
8.2 Transmission 45
8.3 Distribution 46
8.4 Telecommunications 48
8.5 Equity Interests 49
8.6 New Projects 49

9. Other Information 51
9.1 Human Resources 51
9.2 Main Operational Indicators 52
9.3 Conference Call 3Q17 Results 53

Exhibit I – Consolidated Cash Flow Statement 54

Exhibit II – Financial Statements – Wholly Owned Subsidiaries 55

Exhibit III – Financial Statements by Company 58

* Amounts subject to rounding.

1. Main Events in the Period

COPEL recorded EBITDA of R$643.7 million in 3Q17, an increase of 48.1% over the R$434.6 million recorded in 3Q16. The result was impacted by the R$158.1 million related to the reversal of estimated impairment losses and the nonrecurring negative effect in 3Q16 of R$206.4 million related to RBSE remeasurement.

Copel's recurring EBITDA came to R$485.6 million in 3Q17, a 25.9% drop from the recurring EBITDA of R$655.5 million in 3Q16, mainly reflecting higher costs with energy purchases, primarily due to the GSF of the period, partially offset by (a) a 4.7% increase in Copel Distribuição's grid market; (b) a 5.85% adjustment applied to Copel Distribuição's tariffs as of June 24; and (c) the lower balance with provisions and reversals, mainly related to labor, tax claims and allowance for doubtful accounts (PECLD). More details in item 2.

Result of Copel Distribuição

Copel Distribuição recorded EBITDA of R$134.1 million in 3Q17, 41.6% up on the R$94.7 million recorded in the same period of 2016, primarily reflecting the average adjustment of 5.85% on the tariffs as of June 24, 2017, the 4.7% increase in the distributor’s grid market, and the lower balance recorded in provisions mainly related to labor issues and allowance for doubtful accounts.

Manageable costs, excluding estimated losses, provisions and reversals, showed a real decrease of 3.4%, reflecting lower costs with pension and healthcare plans and third-party services, partially offset by the increase in other costs, due to higher losses with the deactivation of goods and rights. It is worth noting that, even with the 9.15% adjustment applied to salaries as from October 2016, the cost of personnel and administrators increased by only 1.0%. This performance reflects the reduction of 228 employees, due to the policy of not filling job vacancies. More details in item 4.2.

Reversal of impairment

In the third quarter of 2017, there was a reversial of R$158.1 million in impairment losses related to TPP Araucária (R$69.1 million), Bento Miguel Wind Complex (R$61.6 million), TPP Figueira (R$15.4 million), Cutia Wind Complex (R$5.9 million) and other hydraulic generation assets in Paraná state (R$54.0 million), partially offset by the provision for losses of the HPP Colíder (R$43.3 million) and Compagas (R$4.6 million). The reversal was basically due to the reduction in the discount rate and, in the case of Araucária, to the change in the plant’s expected dispatch.

Copel Distribuição joins the Special Tax Regularization Program

In June 2016, Receita Federal do Brasil - RFB issued a new understanding through Cosit’s Reply to Inquiry No. 101/2016, stating that CVA taxation, currently classified as Sectorial Financial Assets and Liabilities, should occur at the time of the respective accounting record (accrual basis) rather than at the time of the transfer to tariffs (cash regime). This understanding is supported by the execution of an amendment to the concession agreement in December 2014, in effect since December 2014, which ensures that any residual balance of Sectorial Financial Assets and Liabilities will be indemnified at the end of the concession term.

* Amounts subject to rounding.

Given this context, in view of the manifestation of the RFB, the Company, which taxed the CVA's operations on a cash basis, the Company assessed the benefits offered by the Special Tax Regularization Program (Programa Especial de Regularização Tributária – Pert), established by Provisional Measure 783/2017 and regulated by Normative Instruction 1711/2017, as well as its impact on the Company’s financial results and cash flow, and decided to join the program in August 2017, consequently changing the system of taxation of the CVA to accrual basis.

Based on this decision, Copel Distribuição rectified all accessory obligations between December 2014 and July 2017, with the calculation of all tax overpayments and underpayments.

Considering the respective benefits of joining Pert and all the effects of the change in CVA taxation, Copel Distribuição's net income was positively impacted by R$113.7 million.

Financial Statements - TPP Araucária

During the preparation of our unaudited consolidated interim financial information as of September 30, 2017, the Company's Management identified that TPP Araucária, an indirect subsidiary, invested in a Multimarket Investment Fund, which holds shares of other investment funds that invests in private companies, whose main holding is a real estate development. As of September 30, 2017, this investment corresponded to R$157.1 million (R$165.7 million on December 31, 2016), under Securities, in current assets.

In order to assess the value of this investment and its accounting classification, as well as the extent of any possible impact, the Company's management hired independent experts in accordance with best governance practices, including internal investigation to evaluate the investment. As of the publication of the third quarter interim financial information, the work has not yet been completed.

Although the Company's Management believes that the impacts on the consolidated interim financial information of the Company are restricted to the aforementioned TPP Araucária investment, it is not yet possible to conclude on any possible adjustments and disclosure until the work is completed.

The Company's management will continue to use its best efforts to finalize the work as soon as possible, as well as will keep the market informed of any other relevant information about the matter.

Cutia Wind Complex - Schedule Revision

Due to the delay in the licensing process and the need to revise the positioning of the aerogenerators because of the "wake effect” (efeito esteira), which influences the efficiency of the aerogenerators due to the loss of wind speed, the start-up of the Cutia Wind Complex, originally scheduled for October 2017, was postponed to June 2018.

* Amounts subject to rounding.

In accordance with the Reserve Energy Agreement (CER), estimated revenue for the period between October 1, 2017 and the start-up of each generating unit of the wind farms will be retained and used to offset reimbursements due arising from any annual and/or four-year generation that is below the contracted amount. Any positive remaining amount will be recorded as credit. It is worth mentioning that, pursuant to the CER, failure to deliver energy does not subject the wind farms from the Cutia Wind Complex to financial exposure in the Short-term Market.

Revision of the 2017 Investment Program

In September 2017, the Company's Investment Program underwent a new revision in order to adjust the physical and financial schedule for 2017, which fell from R$2,876.6 million to R$2,331.3 million. In the first nine months of 2017, the Company carried 75.8% of the 2017 CAPEX, totaling R$1,766.7 million. See more details in item 5.

TPP Araucária - Execution of Gas Agreement

In October 2017, the Company's Board of Directors authorized the execution of fuel supply agreements between Petróleo Brasileiro S.A. – Petrobras and UEG Araucária Ltda – UEGA, for the Araucária Thermal Power Plant (TPP Araucária), which took place on the eleventh day of that month.

The agreement provide for the supply of up to 2,190,000 m³ of natural gas per day, with no mandatory withdrawals (take or pay). The gas will be distributed by Compagas (51% Copel), the concessionaire in charge for this service in the state of Paraná, pursuant to State Decree No. 7,835, of September 22, 2017.

Through order No. 3,474, of October 13, 2017, Aneel authorized the reinstatement of the commercial operation of TPP Araucária, as of October 14, 2017, for a fixed period until November 30, 2017. As a result, TPP Araucária became available again in the National Interconnected System (SIN).

In addition, on November 24, 2017, the 1st Amendment Term was signed to the agreement in question, whose main purpose is to extend its validity until December 31 of this year and the possibility of presenting a corporate guarantee of its parent company as a guarantee of payments. See more details in item 8.5.

Fitch has assigned Copel and Subsidiaries Ratings

On August 15, 2017, Fitch Ratings assigned the 'AA- (bra)' Long-Term National Rating to Copel and its wholly-owned subsidiaries (Copel Distribuição, Copel Geração e Transmissão and Copel Telecomunicações), with a Stable outlook. According to the agency, the Company's rating, which in the last 6 years was of 'AA+', was revised due to Copel's consolidated credit profile and due to the gradual increase in the Group's financial leverage.

* Amounts subject to rounding.

According to the Agency's press release, Copel’s and its subsidiaries’ ratings are based on the strong generation of operating cash flow and the adequate financial flexibility of the group, which has proven access to the capital market. The analysis also reflects the group's performance as an integrated energy company, with important generation, transmission and distribution assets.

Subsequent Offering of Shares - Follow-on

In August 2017, the Company completed studies related to a Subsequent Offering of Shares - Follow-on and decided not to proceed with the process, understanding that there are other cash generation alternatives that may continue supporting the Company's strategic sustainable growth plan, focusing its efforts to complete ongoing projects.

Copel completes 20 years on the New York Stock Exchange

On August 28, 2017, Copel celebrated 20 years of being Listed on the New York Stock Exchange (NYSE), with the Company being honored at the Closing Bell, a ceremony that includes banging the gavel and ringing the bell that signals the end of daily business on the NYSE, the world's largest financial center.

In 1997, Copel was the sixth Brazilian company - and the first in the Brazilian electricity sector - to have its shares listed on the NYSE.

‘Mais Clic Rural' Program - Automated Substation and Reclosers

The São Valentim substation was inaugurated on August 10, 2017, in Dois Vizinhos, in the Southwest region of the state of Paraná. With investments of R$4.1 million, the unit is part of the Mais Clic Rural program, launched in 2015 by Copel Distribuição, which envisages significant investments to modernize the electric power system that serves the main agribusiness hubs in the state, thus improving the quality of the electric power supply in integrated productive processes highly sensitive to interruptions of electric power.

The substation will meet the agribusiness needs of almost 700 rural consumer units and grant more reliability to the electric power supply in the region. The new substation has a "compact" construction standard, applied for the first time in Copel, which makes it possible to reduce the area of land occupied by the construction.

Also in August, we concluded the first phase of the project to implement a new technology that will be used to reduce shutdowns in rural areas throughout the state of Paraná. In this first phase, 916 automated reclosers were inserted in the electrical grid, resulting from an investment of R$12.5 million, which should benefit around 70,000 rural properties. For each installed equipment, four shutdowns per month on average are avoided. In addition, it also optimizes the maintenance and services of Copel's technical teams, who need to move only in cases that require a more complex inspection and maintenance in the distribution networks.

* Amounts subject to rounding.

Copel Distribuição is elected the best distributor in Latin America for the fifth time

On August 22, 2017, Copel Distribuição was elected the best company in its segment in Latin America for the fifth time in the last seven years. The announcement was made during the international seminar promoted by the Regional Energy Integration Commission (CIER), in Montevideo, Uruguay. In addition, Copel was also recognized by clients as a benchmark in information and communication and in social responsibility.

Copel Renováveis - Restructuring and new Interim CEO

As of September 1, 2017, in order to optimize the management of operating activities, the Company began the organizational restructuring of its wholly-owned subsidiary Copel Renováveis, whose activities will be absorbed by Copel Geração e Transmissão. In order to make it possible to carry out Copel Renováveis’ corporate activities until its activities are terminated, since this subsidiary will remain active until the conclusion of the restructuring processes, as of October 2, 2017, Mr. Cristiano Hotz has been appointed as the Interim Chief Executive Officer, cumulatively with his positions as Legal Officer and Institutional Relations Officer of Copel.

Copel and Shell do Brasil sign a letter of intent to structure a strategic partnership

On October 16, 2017, the Government of Paraná, Copel and Shell do Brasil signed a letter of intent to study the feasibility of a Strategic Plan of natural gas in the state of Paraná. After it is formalized, the two companies will discuss the terms of the partnership agreement.

The oil company Shell do Brasil was selected by Public Call 06/2015, opened by Copel, which was in force for two years. Through this call, the Company interacted with several players in the gas supply chain and selected a partner that was in line with Copel's strategic interests of analyzing, structuring and enabling projects in the natural gas segment in the state of Paraná.

The first stage of the partnership, after signing the agreement, is the joint development of technical, economic and financial studies to establish a business model that will bring return on investments and meet the demands of natural gas and electric power for the development of the state. The initial forecast is that these studies will be developed throughout 2018.

Initially, the Strategic Plan includes the construction of new pipelines, new thermal power plants and the expansion of the non-thermal power market in the state. Through this new infrastructure, it will be possible to promote the development of the state, contribute with the generation of steady and reliable electric power to the Brazilian electric power system and generate greater competitiveness in the natural gas market, helping to reduce prices.

UN chooses Copel to coordinate the Global Compact’s office

Copel was chosen by the United Nations (UN) to coordinate the office of the Global Compact Cities Programme in the South Region of Brazil. The announcement was made in New York during the Global Compact Leaders Summit held on September 22, 2017.

* Amounts subject to rounding.

The Cities Programme’s proposal is to establish partnerships with multiple sectors, including the government, companies, civil society and universities, in order to develop innovative projects and seek solutions to urban challenges. All projects must take into account the social, economic, environmental, political, institutional and cultural dimensions. The initiative began in Melbourne, Australia, the New York office is the second to be inaugurated and the Brazilian office will be the third.

Copel is among the 150 Best Companies to Work For

Copel is among the 150 Best Companies to Work For, according to the selection made by Guia Você S/A, the country's largest survey of organizational environment that was created 21 years ago with the mission of valuing the companies that best take care of their employees. The announcement was made in a ceremony held in São Paulo, on October 17, 2017.

Copel launches a public call to build partnerships with startups

In October 2017, Copel launched a public call (No. 05/2017) to invite startups interested in innovative partnerships from several technological segments related to its areas of operation, in order to search for projects – products, solutions or services – that can add value to the Company's business.  In exchange, the selected startups will receive from the Company a financial contribution, professionals for specialized mentorship and the infrastructure needed to implement the product, solution or service in Copel’s environment, in addition to contacts and exposure to Copel's partners.

Initially, the proposals must include, in their context, tools that will help streamline the procurement and hiring processes, reduce costs with manual processes, reduce the number of work accidents, make improvements in infrastructure that affect the performance of quality indicators, implement technologies that reduce the consumption of traditional systems, provide distributed generation, and develop a more efficient use of information.

Issue of R$500 million in Debentures – Copel Distribuição

On October 25, 2017, Copel Distribuição carried out its 3rd issue of simple debentures, not convertible into shares, unsecured, sigle series,  for public distribution with restricted placement efforts, under CVM Instruction 476/2009, in the total amount of R$500.0 million.  50,000  debentures were isssued, with par value of R$10,000, maturity within five years from the issuance date and payable in two installments on October 20, 2021, and October 20, 2022. The debentures will earn interest corresponding to the accumulated variation of 126% of the average daily rates of Interbank Deposits – DI. The amounts raised will be used to pay the 2nd installment related to the amortization of the nominal unit value of the debentures from the 1st Issue of Debentures of Copel Distribuição.

* Amounts subject to rounding.

Issue of R$1.0 billion in Debentures – Copel Geração e Transmissão

On November 03, 2017, Copel Distribuição carried out its 2nd issue of simple debentures, not convertible into shares, unsecured, sigle series,  for public distribution with restricted placement efforts, under CVM Instruction 476/2009, in the total amount of R$1.0 billion.  1 million of  debentures were isssued, with par value of R$1,000, maturity within five years from the issuance date and payable in three installments on October 20, 2020, October 20, 2021, and October 20, 2022. The debentures will earn interest corresponding to the accumulated variation of 126% of the average daily rates of Interbank Deposits – DI. The amounds raised will be used to fully redeem the 2nd issue of Promissory Notes and increase working capital of Copel Geração e Transmissão.

Waiver of Responsibility - Baixo Iguaçu HPP

On November 7, 2017, Aneel recognized an additional 46 days of waiver of responsibility for the delay in the implementation of the Baixo Iguaçu HPP, barring any penalties and contractual, commercial or regulatory obligations arising from the delay. The project already had 746 days of exclusion of liability, therefore, its concession term will now expire on October 30, 2049 and supply of the Energy Commecialization Agreements shall begin on November 12, 2018.

New CEO of Copel Comercialização

Mr. Antonio Justino Spinello is the new CEO of Copel Energia,  Copel’s subsidiary responsible for  operation in the free energy market. Mr. Spinello has built his career at Copel, he holds a bachelor’s degree in Business Administration and specialization degrees in Technical Management of Electricity Concessionaires (UFPR) and Restructuring of the Electric Power, New Businesses and Energy Efficiency (UFRJ). At Copel, he was a Market and Regulation Superintendent at Copel Distribuição between 2003 and 2014 and recently held the position of Finance and Regulation Superintendent of this subsidiary.

Sanepar Units Program

On November 17, 2017, Copel Holding and Copel Comercialização submitted the request for the conversion of shares and for the adhesion to the Units program of the Companhia de Saneamento do Paraná - SANEPAR.

Copel Holding, holder of 36,343,267 preferred shares issued by SANEPAR, requested a conversion of 7,268,655 preferred shares in common shares and the formation of 7,268,653 Units.

Copel Comercialização, holder of 7,956,306 common shares of SANEPAR, requested the conversion of 6,365,044 common shares in preferred shares and the formation of 1,591,261 Units.

The tables below summarize the operation.

* Amounts subject to rounding.

	Shareholder	Common	Preferred	TOTAL	Stake in Sanepar Total Shares
	Copel Holding S.A.	-	36,343,267	36,343,267	7.2%
Current Position	Copel Comercialização S.A	7,956,306	-	7,956,306	1.6%
	Total	7,956,306	36,343,267	44,299,573	8.8%

	Shareholder	Common	Preferred	TOTAL
Position After Conversion	Copel Holding S.A.	7,268,655	29,074,612	36,343,267
	Copel Comercialização S.A	1,591,262	6,365,044	7,956,306
	Total	8,859,917	35,439,656	44,299,573

Shareholder		Units
Position After Formation of Units	Copel Holding S.A.	7,268,653
	Copel Comercialização S.A	1,591,261
	Total	8,859,914
Each Unit corresponds to 1 common share and 4 preferred shares

In addition, the Company will participate, as a seller, in the public offering of secondary distribution of deposit certificates of shares (“Units”), each representing one common share and four preferred shares, issued by Companhia de Saneamento do Paraná - SANEPAR, according to the documents of the respective offer.

Copel's interest in the operation includes the offer, initially, of 5,251,954 Units held by Copel Holding and 1,149,763 Units held by Copel Comercialização.

Pursuant to the decision rendered on June 28, 2016, under CVM Administrative Procedure No. RJ2014/13261 and article 24 of CVM Instruction No. 400 of December 29, 2003, as amended, up to and including the date of conclusion of the Bookbuilding Procedure, at Copel’s discretion in common agreement with the Offering Coordinators, the number of Units initially offered will may be increased by up to 15% of the total Units initially offered, that is, up to 2,458,197 of the Company and owned by Copel, of which 2,016,699 Units held by Copel Holding and 441,498 Units held by Copel Comercialização, under the same conditions and at the same price as the Units initially offered ("Additional Units"), which will be used to meet any excess demand that may be verified at the moment the Unit Price is fixed.

It should be noted that due to the provisions of article 4, paragraph 1, of the Law of the State of Paraná nº 18,875, of September 27, 2016 ("Law 18,875") and of the fact that the equity value of the shares issued by the Company, calculated based on your financial information as of September 30, 2017, is R$9.99, the Price per Unit must be at least R$50.00. If the Price per Unit at the end of the Bookbuilding Procedure is less than this amount, the Restricted Offer will be canceled.

On September 30, 2017, the Company has R$470.7 million in its assets, in the account "other temporary investments" related to COPEL's interest in SANEPAR.

* Amounts subject to rounding.

2. Financial Performance

The following analyzes refer to the third quarter of 2017 and to the first nine months of the year compared to the same period of 2016.

2.1 Operating Revenues

In the third quarter of 2017, net operating revenue totaled R$3,643.7 million, a increase of 25.0%, compared to the R$2,914.1 million registered in the 3Q16, which is mainly explained by the 57.9% increase in the “use of the main distribution and transmission grid” line, arising from the non-recurring negative effect of R$206.4 million in 3Q16, related to the re-measurement of RBSE.

Comparing only recurring revenues, Copel reported a 16.8% upturn in net operating revenues in 3Q17, resulting from (a) the 16.7% increase in “electricity sales to distributors”, mainly due to the sale of 1,128 GWh by Copel Comercialização;  (b) the 11.8% increase in the “electricity sales to final customers” revenue, due to the tariff adjustment of Copel Distribuição effective as of June 24, 2017, which adjusted the energy tariff (TE) by 10.28%, and to the 0.8% growth in the volume of energy sold to final customers (anchored in the growth of the residential and rural segments); (c) the 11.9% improvement in the “use of the main distribution and transmission grid” line, due to the 4.7% growth in the grid market in 3Q17, the adjustment applied to the APR as of July 2017 and Copel's tariff adjustment, which adjusted the TUSD by 0.85% as of June 24, 2017; (d) the positive result of R$417.9 million in result of sectorial financial assets and liabilities (over the R$64.4 million recorded in 3Q16), due to the increase in the hydrological risk (GSF), from 82.8% in 3Q16 to 64.2% in 3Q17, and in the average PLD in the period (R$436.20/MWh in 3Q17, versus R$112.05/MWh in 3Q16). The following variations are also worth mentioning:

(i) the 29.3% increase in “revenues from telecommunications”, due to the expansion of services to new customers;

(ii) the 9.9% decrease in “other operating revenues”, mainly due to lower revenues from fines; and

(iii) the 1.1% drop in “distribution of piped gas”, due to the 7.0% decrease in natural gas consumption, mainly in the industrial sector.

* Amounts subject to rounding.

R$ '000
Income Statement	3Q17	2Q17	3Q16	Var.%	9M17	9M16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity sales to final customers	1,197,358	1,091,723	1,071,298	11.8	3,422,618	4,130,974	(17.1)
Electricity sales to distributors	798,482	773,830	684,013	16.7	2,296,511	1,994,964	15.1
Use of the main distribution and transmission grid	794,692	832,386	503,403	57.9	2,762,622	3,148,948	(12.3)
Construction revenue	196,994	175,410	362,220	(45.6)	591,810	934,665	(36.7)
Fair value of assets from the indemnity for the concession	2,980	(884)	6,916	(56.9)	8,425	129,311	(93.5)
Revenues from telecommunications	81,918	75,225	63,359	29.3	227,055	187,349	21.2
Distribution of piped gas	117,566	124,877	118,835	(1.1)	360,070	369,003	(2.4)
Result of sectorial financial assets and liabilities	417,889	67,793	64,355	549.3	337,705	(1,190,132)	-
Other operating revenues	35,790	32,869	39,713	(9.9)	107,093	99,619	7.5
Net Operating Revenue	3,643,669	3,173,229	2,914,112	25.0	10,113,909	9,804,701	3.2

In the accumulated until September 2017, Copel's net operating revenue increased by 3.2%, mainly due to the result of sectorial financial assets and liabilities and the incresase of 15.1% in the revenue of electricity sales to distributors, mainly due to the registration of R$293.3 million in revenue at Copel Comercialização. Considering only the recurring items, the Company would have ended September with a 12.0% growth in net operating revenue.

2.2 Operating Costs and Expenses

In 3Q17, operating costs and expenses increased by 15.8%, totaling R$3,159.7 million. This result was mainly due to the 66.8% increase in costs with "electricity purchased for resale”, as a result of the higher hydrological risk (GSF of 64.2% in 3Q17 vs. 82.8% in 3Q16) and the higher average PLD in the period (R$436.20/MWh in 3Q17 vs. R$112.05/MWh in 3Q16);  partially offset by the impairment reversal totaling R$158.1 million (of which R$69.1 million related to the TPP Araucária, R$61.6 million to the Bento Miguel Wind Complex, R$15.4 million to UTE Figueira, R$5.9 to the Cutia Wind Complex, R$54.0 million to the other hydroelectric generation assets in the state of Paraná, R$43.3 million from the provision for losses of the HPP Colíder and R$4.6 million to Compagas), with a net impact of R$100.0 million in the “provisions and reversals” line. Also in this line, it is worth noting the 35.5% decline in provisions related to allowance for doubtful accounts (R$21.8 million in 3Q17, versus R$33.7 million in 3Q16).

							R$'000
Electricity Purchased for Resale	3Q17	2Q17	3Q16	Var.%	9M17	9M16	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
CCEAR (Auction)	588,838	703,505	829,851	(29.0)	2,013,226	2,370,387	(15.1)
Itaipu Binacional	284,707	290,441	260,139	9.4	839,743	838,673	0.1
CCEE	745,951	356,554	126,169	491.2	1,228,351	347,122	253.9
Micro and mini generators and customer repurchase	2,414	-	357	576.2	2,414	357	576.2
Proinfa	54,433	54,486	61,173	(11.0)	163,257	182,374	(10.5)
Bilateral	398,312	10,573	5,261	-	418,033	13,691	-
(-) PIS/Pasep and Cofins	(116,460)	(77,089)	(109,217)	6.6	(291,850)	(325,227)	(10.3)
TOTAL	1,958,195	1,338,470	1,173,733	66.8	4,373,174	3,427,377	27.6

Also noteworthy are the following variations:

(i) a 46.8% growth in other costs and operating expenses, mainly due to (a) the R$12.1 million registration of the state control and inspection rate for the use of water resources (instituted by State Law No. 18,878 / 2016, which became effective as of January 1, 2017), (b) higher expenses with authorized agents, and (c) the greater amount of losses with deactivation of assets and rights;

* Amounts subject to rounding.

(ii) the 21.1% increase in costs with “natural gas and supplies for the gas business", due to the prices of the oil basket, which determines the gas acquisition price.

(iii) the 39.9% increase in “materials and supplies for power eletricity”, as a result of the higher expenditure with the Fuel Consumption Account (Conta de Consumo de Combustíveis - CCC), reflecting the thermal dispatch in the period; and

(iv) the 15.1% decrease in “charges of the main distribution and transmission grid”, mainly due to CCEE's decision to pass on to the market the surplus resources accumulated in the CONER account - given the prospect of the PLD's increase during 2017, partially offset by the the higher costs with the system usage charges – Basic Network, because of the readjustment at TUST in June 2017 and the 321.8% increase in the transmission tariff of Itaipu's energy;

							R$000
Charges of the main distribution and transmission grid	3Q17	2Q17	3Q16	Var.%	9M17	9M16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
System usage charges	245,763	148,490	158,443	55.1	535,490	461,652	16.0
Itaipu transportation charges	46,771	24,955	17,390	169.0	96,324	59,158	62.8
Charge reserve energy - EER	-	-	9,448	-	-	66,593	-
System Service Charges - ESS	(98,768)	(18,293)	40,701	-	(96,154)	159,606	-
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(20,698)	(14,973)	(22,104)	(6.4)	(53,402)	(65,455)	(18.4)
TOTAL	173,068	140,179	203,878	(15.1)	482,258	681,554	(29.2)

(v) the 0.2% decrease in manageable costs, excluding estimated losses, provisions and reversals (versus an accumulated inflation of 2.5% in 12 months), mainly due to the 12.0% drop in costs with “pension and healthcare plans”, given the lower amount invested in the “post-employment plan”, resulting from the revision of the assumptions that support the actuarial calculation, partially offset by the 3.1% increase in the “personnel and management” line, mainly reflecting the wage increase as of October 2016 and the R$11.8 million in provision for the voluntary termination and retirement of 67 employees to the PDI. Considering the inflation of the last 12 months, the manageable costs presented a real reduction of 2.7%, while the costs with personnel and management had a stable behavior, even with the adjustment of 9.15% applied to salaries from October 2016 .

* Amounts subject to rounding.

							R$ '000
Operating Costs and Expenses	3Q17	2Q17	3Q16	Var.%	9M17	9M16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity purchased for resale	1,958,195	1,338,470	1,173,733	66.8	4,373,174	3,427,377	27.6
Charge of the main distribution and transmission grid	173,068	140,179	203,878	(15.1)	482,258	681,554	(29.2)
Personnel and management	294,754	319,142	286,010	3.1	919,994	846,513	8.7
Pension and healthcare plans	58,358	58,016	66,335	(12.0)	175,512	192,363	(8.8)
Materials and supplies	19,875	19,588	19,454	2.2	58,834	63,098	(6.8)
Materials and supplies for power eletricity	8,902	8,427	6,365	39.9	22,390	24,577	(8.9)
Natural gas and supplies for the gas business	78,079	87,496	64,471	21.1	247,914	264,236	(6.2)
Third-party services	134,906	129,676	136,200	(1.0)	385,492	402,557	(4.2)
Depreciation and amortization	182,197	184,116	179,361	1.6	549,391	532,108	3.2
Provisions and reversals	(100,038)	98,526	108,151	-	97,187	164,967	(41.1)
Construction cost	189,011	242,370	373,521	(49.4)	706,110	927,025	(23.8)
Other cost and expenses	162,395	73,378	110,586	46.8	348,551	356,848	(2.3)
TOTAL	3,159,702	2,699,384	2,728,065	15.8	8,366,807	7,883,223	6.1

From January to September 2017, operating costs and expenses totaled R$8,366.8 million (6.1% up). This result was mostly impacted by the 27.6% increase in electricity purchased for resale, caused by the higher GSF and the higher PLD and the 8.7% increase in “personnel and management”, mainly due to the wage increase as of October 2016 and the R$31.0 million in provision for the voluntary termination and retirement of 170 employees to the PDI. These events were partially offset by the 29.2% reduction in "charges of the main distribution and transmission grid", mainly reflecting the CCEE's decision to pass on to the market the surplus resources accumulated in the CONER account - given the prospect of the PLD's increase throughout 2017.

* Amounts subject to rounding.

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of investees reflects gains and losses from investments in Copel’s investees and is presented in the table below.

							'000
Company	3Q17	2Q17	3Q16	Var. %	9M17	9M16	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Joint Ventures	(26,190)	45,093	56,388	-	47,742	123,125	(61.2)
Dominó Holdings S.A.	(22)	85	6,938	-	(566)	26,984	-
Voltalia São Miguel do Gostoso I Participações S.A.	6	347	377	(98.4)	713	3,174	(77.5)
Paraná Gás Exploração e Produção S.A.	(5)	(3)	(11)	(54.5)	(27)	(37)	(27.0)
Costa Oeste Transmissora de Energia S.A.	(5,159)	894	3,144	-	(3,184)	6,879	-
Marumbi Transmissora de Energia S.A.	(16,597)	2,205	10,119	-	(11,706)	16,621	-
Transmissora Sul Brasileira de Energia S.A.	273	813	901	(69.7)	1,774	1,276	39.0
Caiuá Transmissora de Energia S.A.	(6,271)	(83)	6,500	-	(4,847)	8,149	-
Integração Maranhense Transmissora de Energia S.A.	(12,104)	(669)	12,990	-	(9,573)	15,473	-
Matrinchã Transmissora de Energia (TP NORTE) S.A.	2,009	22,583	10,122	(80.2)	30,514	32,414	(5.9)
Guaraciaba Transmissora de Energia (TP SUL) S.A.	2,016	8,289	1,423	41.7	18,625	4,519	312.1
Paranaíba Transmissora de Energia S.A.	4,267	3,712	3,233	32.0	11,956	8,795	35.9
Mata de Santa Genebra Transmissão S.A.	5,202	6,726	(947)	-	14,993	(4,188)	-
Cantareira Transmissora de Energia S.A.	195	194	1,599	(87.8)	(930)	3,066	-
Associates	3,685	4,192	13,054	(71.8)	12,751	50,743	(74.9)
Cia . de Saneamento do Paraná - Sanepar¹	-	-	8,842	-	-	36,520	-
Dona Francisca Energética S.A.	2,190	2,107	1,355	61.6	6,465	6,025	7.3
Foz do Chopim Energética Ltda .	1,503	2,081	2,571	(41.5)	6,267	8,475	(26.1)
Others²	(8)	4	286	-	19	(277)
TOTAL	(22,505)	49,285	69,442	-	60,493	173,868	(65.2)
¹ Due to the conversion of common shares into preferred shares issued by Sanepar and held by Dominó Holdings, the Shareholders' Agreement, signed between the state of Paraná and Dominó Holdings, was automatically terminated. As a result, Copel no longer classifies its investment in Sanepar as an affiliate, but as a financial asset available for sale. Accordingly, it stopped being recorded under the equity method and is now recorded at fair value.
² Includes Carbocampel S.A., Copel Amec S/C Ltda, Escoelectric Ltda e Dois Saltos Ltda.

2.4 EBITDA

In 3Q17, earnings before interest, taxes, depreciation and amortization reached R$643.7 million, 48.1% higher than the R$434.6 million reported in 3Q16. This increase is mainly due to the non-recurring negative effect of R$206.4 million in 3Q16 on RBSE's remeasurement and, in 3Q17, the reversal of R$158.1 million in impairment of generation assets.

In the period up to September 2017, EBITDA reached R$2,357.0 million, 10.3% lower than in the same period of 2016 (R$2,627.5 million), mainly due to the positive effect of R$771.3 million related to RBSE's remeasurement and the R$193.4 related to reversal provision for legal claims concerning Cofins, both  recorded in 9M16.

Excluding non-recurring effects, adjusted EBITDA in 3T17 would be 25.9% lower than in the same period of the previous year, basically explained by the worsening of the GSF, aligned with the high PLD, resulting in higher energy purchase costs. Regarding to the accumulated in 9M17, it would be 23.8% higher than the adjusted R$1,677.3 million in 9M16, basically explained by the result of the 4th Tariff Review Cycle of Copel Distribuição and the adjustment applied as of June 24, 2017, by the 2.9% growth in the grid market, by the adjustment applied to the RAPs from June 2017, by the highest PLD in the period and by the lower amount recorded in the "provisions and reversals" line.

* Amounts subject to rounding.

The following table presents the items considered in the adjusted EBITDA calculation.

						R$ million
Adjusted EBITDA	3Q17	3Q16	Var.%	9M17	9M16	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
EBITDA	643.7	434.6	48.1	2,357.0	2,627.5	(10.3)
(+/-) Remeasurement of financial a ssets RBSE	-	206.4	-	(183.0)	(771.3)	(76.3)
(-) Reversal Provisions for Legal Claims - Cofins	-	-	-	-	(193.4)	-
(-)/+ Impairment Testing	(158.1)	14.5	-	(97.1)	14.5	-
Adjusted EBITDA	485.6	655.5	(25.9)	2,076.9	1,677.3	23.8

2.5 Financial Result

In 3Q17, financial revenues totaled R$236.2 million, 50.4% up over the R$157.1 million recorded in 3Q16, mainly due to the adherence to the Special Tax Regularization Program (PERT), which generated a financial revenue related to interest on taxes to be offset, recorded under "other financial revenues".

Financial expenses totaled R$379.5 million, 0.8% lower than in 3Q16, mainly reflecting the impact of the reversal of tax disputes on the monetary variation.

The following table shows these changes and the financial result.

							R$'000
	3Q17	2Q17	3Q16	Var.%	9M17	9M16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Financial Revenues	236,246	135,229	157,092	50.4	535,062	694,886	(23.0)
Income and monetary variation on CRC transfer	36,620	24,360	27,549	32.9	93,177	148,036	(37.1)
Income from investments held for trading	18,848	13,060	49,902	(62.2)	66,959	139,843	(52.1)
Late fees on electricity bills	37,106	43,252	61,402	(39.6)	128,420	177,975	(27.8)
Income from financial investments available for sale	4,591	8,009	3,645	26.0	15,760	10,297	53.1
Monetary restatement and adjustment to present value of accounts payable related to concession	2,807	14,001	37	-	16,808	1,115	-
Income from sectorial assets and liabilities	(1)	9,507	-	-	21,015	27,733	(24.2)
Exchange variation About Purchase Itaipu Electric Power	9,771	-	5,694	71.6	18,519	36,284	(49.0)
Other financial revenues	126,504	23,040	8,863	1,327.3	174,404	153,603	13.5
Financial Expenses	(379,501)	(397,470)	(376,480)	0.8	(1,096,579)	(1,066,782)	2.8
Monetary variation, foreign exchange and debt service charges	(239,123)	(254,922)	(288,445)	(17.1)	(766,131)	(785,652)	(2.5)
Monetary variation and adjustment to present value of accounts payable related to concession	(16,180)	(14,522)	(15,983)	1.2	(49,063)	(73,634)	(33.4)
Exchange variation About Purchase Itaipu Electric Power	652	(8,348)	(1,129)	-	(7,696)	(11,708)	(34.3)
Income from sectorial assets and liabilities	(14,613)	(6,882)	2,144	-	(21,495)	(18,204)	18.1
Interest on R&D and PEE	(8,244)	(8,924)	(10,994)	(25.0)	(27,760)	(30,968)	(10.4)
Accounts receivable tied to the concession fair value's update	(4,380)	(41,052)	(5,235)	(16.3)	(51,211)	(5,235)	878.2
Other financial expenses	(97,613)	(62,820)	(56,838)	71.7	(173,223)	(141,381)	22.5
Financial income (expenses)	(143,255)	(262,241)	(219,388)	(34.7)	(561,517)	(371,896)	51.0

2.6 Consolidated Net Income

In 3Q17, Copel recorded net income of R$389.8 million against a loss of R$75.1 million registered in the same period of 2016. Considering the accumulated up to September 2017, the net income was R$958.0 million, down 9.4% from R$1,057.6 million accumulated up to September 2016.

* Amounts subject to rounding.

2.7 Consolidated Income Statement

							R$'000
Income Statement	3Q17	2Q17	3Q16	Var.%	9M17	9M16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	3,643,669	3,173,229	2,914,112	25.0	10,113,909	9,804,701	3.2
Electricity sales to final customers	1,197,358	1,091,723	1,071,298	11.8	3,422,618	4,130,974	(17.1)
Electricity sales to distributors	798,482	773,830	684,013	16.7	2,296,511	1,994,964	15.1
Use of the main distribution and transmission grid	794,692	832,386	503,403	57.9	2,762,622	3,148,948	(12.3)
Construction revenue	196,994	175,410	362,220	(45.6)	591,810	934,665	(36.7)
Fair value of assets from the indemnity for the concession	2,980	(884)	6,916	(56.9)	8,425	129,311	(93.5)
Revenues from telecommunications	81,918	75,225	63,359	29.3	227,055	187,349	21.2
Distribution of piped gas	117,566	124,877	118,835	(1.1)	360,070	369,003	(2.4)
Result of Sectorial financial assets and liabilities	417,889	67,793	64,355	549	337,705	(1,190,132)	-
Other operating revenues	35,790	32,869	39,713	(9.9)	107,093	99,619	7.5
OPERATING COSTS AND EXPENSES	(3,159,702)	(2,699,384)	(2,728,065)	15.8	(8,366,807)	(7,883,223)	6.1
Electricity purchased for resale	(1,958,195)	(1,338,470)	(1,173,733)	66.8	(4,373,174)	(3,427,377)	27.6
Charge of the main distribution and transmission grid	(173,068)	(140,179)	(203,878)	(15.1)	(482,258)	(681,554)	(29.2)
Personnel and management	(294,754)	(319,142)	(286,010)	3.1	(919,994)	(846,513)	8.7
Pension and healthcare plans	(58,358)	(58,016)	(66,335)	(12.0)	(175,512)	(192,363)	(8.8)
Materials and supplies	(19,875)	(19,588)	(19,454)	2.2	(58,834)	(63,098)	(6.8)
Materials and supplies for power eletricity	(8,902)	(8,427)	(6,365)	39.9	(22,390)	(24,577)	(8.9)
Natural gas and s upplies for the gas business	(78,079)	(87,496)	(64,471)	21.1	(247,914)	(264,236)	(6.2)
Third-party services	(134,906)	(129,676)	(136,200)	(1.0)	(385,492)	(402,557)	(4.2)
Depreciation and amortization	(182,197)	(184,116)	(179,361)	1.6	(549,391)	(532,108)	3.2
Provisions and reversals	100,038	(98,526)	(108,151)	-	(97,187)	(164,967)	(41.1)
Construction cost	(189,011)	(242,370)	(373,521)	(49.4)	(706,110)	(927,025)	(23.8)
Other cost and expenses	(162,395)	(73,378)	(110,586)	46.8	(348,551)	(356,848)	(2.3)
EQUITY IN EARNINGS OF SUBSIDIARIES	(22,505)	49,285	69,159	-	60,493	173,868	(65.2)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	461,462	523,130	255,206	80.8	1,807,595	2,095,346	(13.7)
FINANCIAL RESULTS	(143,255)	(262,241)	(219,388)	(34.7)	(561,517)	(371,896)	51.0
Financial i ncome	236,246	135,229	157,092	50.4	535,062	694,886	(23.0)
Financial expenses	(379,501)	(397,470)	(376,480)	0.8	(1,096,579)	(1,066,782)	2.8
OPERATIONAL EXPENSES/ INCOME	318,207	260,889	35,818	788	1,246,078	1,723,450	(27.7)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	71,577	(109,908)	(110,872)	-	(288,043)	(665,837)	(56.7)
Income tax and social contribution on profit	(143,708)	(133,002)	(60,509)	137.5	(469,822)	(639,637)	(26.5)
Deferred income tax and social contribution on profit	215,285	23,094	(50,363)	-	181,779	(26,200)	-
NET INCOME (LOSS)	389,784	150,981	(75,054)	-	958,035	1,057,613	(9.4)
Attributed to controlling s hareholders	383,314	140,040	(87,116)	-	933,696	1,039,349	(10.2)
Attributed to non-controlling interest	6,470	10,941	12,062	(46.4)	24,339	18,264	33.3
EBITDA	643,659	707,246	434,567	48.1	2,356,986	2,627,454	(10.3)

* Amounts subject to rounding.

3. Main Account and Changes Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2016 are described below. Additional information can be found in the Notes to our Quarterly Financial Information.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

On September 30, 2017, the cash and cash equivalents, bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$1,712.4 million, 15.7% higher than the R$1,479.6 million recorded on December 2016. These funds were invested, mostly in Bank Deposit Certificates (CDBs) and repo transactions. These investments are remunerated between 60% and 100% of the variation rate of the Interbank Deposit Certificate (CDI).

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities until April 2025.

The State of Paraná requested the Company and the Board of Directors approved, on June 16, 2016, subject to the consent of the Department of the Treasury, the Novation of the CRC Adjustment Agreement, which contemplates: (i) from April to December 2016, a total grace period for principal and interest payments; and (ii) from January to December 2017, only the principal amount, but with monthly interest payments. The other clauses would be maintained, including the maintenance of the current correction and interest rates, thus not affecting the overall net present value of said agreement.

The State of Paraná complied with the agreed terms and made payments of the monthly interest installments as from January 2017. The Company's management and the State of Paraná formalized the Fifth Amendment on October 31, 2017. The current balance of the CRC is R$1,491.8 million.

Other temporary investments

The Shareholders' Agreement, signed between the state of Paraná and Dominó Holdings, was terminated, removing from Dominó Holdings the significant influence over its investment in Sanepar. This occurred due to the conversion of common shares into preferred shares issued by Sanepar and held by Dominó Holdings. Given this fact, the investment of Sanepar which ceased to be classified as an affiliate and is now considered a financial asset available for sale. Accordingly, its recognition is no longer recorded under the equity method, but rather at fair value. On September 30, 2017, the balance of this account amounted to R$489.3 million, R$470.7 million of which is related to Copel’s investment in Sanepar.

* Amounts subject to rounding.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. On September 30, 2017, the Company had a net liability of R$122.6 million of sector financial liabilities. More detail in our Quarterly Financial Information (Note 9).

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission and distribution activities. The amounts refer to (a) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$601.7 million), (b) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs and/or APR until the expiration of the concession (R$2,077.0 million), (c) the amounts receivable from energy transmission assets of the Existing System Basic Network – RBSE and connection facilities and other  transmission facilities - RPC, as a result of the recognition of the effects of MME Ordinance No. 120 and the approval, by Aneel, of the result of the inspection of the appraisal report of these assets (R$1,437.2 million) and (d) the gas distribution concession agreement - Compagas (R$97.2 million). On September 30, 2017, the balance of this account stood at R$4,213.1 million. For further information, please refer to Notes 10 of our Quarterly Financial Information.

Accounts Receivable related to the Concession Indemnification

This account refers to the residual value of the generation assets whose concession expired in 2015 (Rio dos Patos HPP, GPS HPP and Mourão I HPP). On September 30, 2017, the amount registered in this account was R$68.2 million. More details in Notes 11 to our Quarterly Financial Information.

Investments, Property, Plant and Equipment and Intangible Assets

"Investments" moved up 7.1% until September 30, 2017, due to equity in the earnings of subsidiaries and capital contributions recorded in the period. “Property, plant and equipment” increased 8.1%, due to the startup of new assets, in accordance with the Company's investment program, net of period depreciation. “Intangible assets” grew 1.6%, reflecting period investments in new assets.

* Amounts subject to rounding.

3.2 Balance Sheet – Assets

					R$'000
Assets	Sep-17	Dec-16	Sep-16	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	6,180,714	4,402,990	4,881,893	40.4	26.6
Cash and cash equivalents	1,305,400	982,073	1,417,706	32.9	(7.9)
Bonds a nd s ecurities	241,567	302,398	337,224	(20.1)	(28.4)
Collaterals and escrow a ccounts	65,749	1,294	1,672	-	-
Customers	2,653,868	2,217,355	2,298,685	19.7	15.5
Dividends receivable	52,662	71,758	27,796	(26.6)	89.5
CRC transferred to the State of Paraná	122,302	-	-	-	-
Sectorial financial assets	64,908	-	-	-	-
Account receivable related to concession	152,228	65,595	17,585	132.1	765.7
Other current receivables	366,729	306,933	336,150	19.5	9.1
Inventories	116,701	130,637	138,964	(10.7)	(16.0)
Income tax and s ocial contribution	762,758	188,952	139,808	303.7	445.6
Other current recoverable taxes	204,380	67,931	81,662	200.9	150.3
Prepaid expenses	34,194	39,096	41,126	(12.5)	(16.9)
Related parties	37,268	28,968	43,515	28.7	(14.4)
NON-CURRENT	27,526,470	26,031,219	25,615,690	5.7	7.5
Long Term Assets	8,801,560	8,302,154	7,276,307	6.0	21.0
Bonds a nd s ecurities	165,414	195,096	189,241	(15.2)	(12.6)
Other temporary investments	489,334	408,297	-	19.8	-
Collaterals and escrow a ccounts	72,765	73,074	77,101	(0.4)	(5.6)
Customers	270,450	270,786	103,321	(0.1)	161.8
CRC transferred to the State of Paraná	1,369,471	1,522,735	1,476,618	(10.1)	(7.3)
Judicial deposits	574,453	657,603	592,359	(12.6)	(3.0)
Sectoral financial a ssets	194,725	-	-	-	-
Account receivable related to concession	4,060,841	3,748,335	3,520,473	8.3	15.3
Accounts receivable related to the concession compensation	68,182	67,401	59,339	1.2	14.9
Other non-current receivables	102,835	73,551	43,708	39.8	135.3
Income tax and s ocial contribution	162,844	169,967	165,671	(4.2)	(1.7)
Deferred income tax a nd social contribution	994,010	803,477	723,125	23.7	37.5
Other non-current recoverable taxes	117,018	131,108	128,318	(10.7)	(8.8)
Prepaid expenses	16,570	25,583	29,467	(35.2)	(43.8)
Related parties	142,648	155,141	167,566	(8.1)	(14.9)
Investments	2,500,985	2,334,950	2,750,672	7.1	(9.1)
Property, plant and equipment, net	9,661,798	8,934,303	9,169,506	8.1	5.4
Intangible assets	6,562,127	6,459,812	6,419,205	1.6	2.2
TOTAL	33,707,184	30,434,209	30,497,583	10.8	10.5

* Amounts subject to rounding.

3.3 Debt

Gross Debt

Copel's total consolidated debt amounted to R$9,526.7 million on September 30, 2017, an increase of 7.8% compared to the R$8,837.1 million recorded in 2016, mainly due to the 6th issue of R$520.0 million in debentures from Copel Holding and the 1st issue of R$220.0 million in debetures from Copel Telecomunicações.

On September 30, 2017, Copel’s gross debt represented 60.0% of consolidated shareholders’ equity, which at the end of the period was R$15,868.2 million, equivalent to R$57.99 per share (book value per share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

				R$'000
			Total	Composition
				%
	Domestic Currency	Eletrobras - COPEL	38,570	0.4
		FINEP	17,776	0.2
		BNDES	1,604,789	16.8
		Banco do Brasil S/A and other	1,493,062	15.7
		Debentures and Promissory Notes	6,285,908	66.0
		Total	9,440,105	99.1
	Foreign Currency	National Treasury	86,590	0.9
		Total	86,590	0.9
TOTAL			9,526,695	100.0

Loans, financing and debentures maturities are presented below:

								R$'000
	Short Term			Long Term				Total
	Oct/17 - Sep/18	Oct/18 - Dec/18	2019	2020	2021	2022	From 2023
Domestic Currency	3,275,691	353,372	3,173,725	773,360	183,264	419,126	1,261,567	9,440,105
Foreign Currency	1,716	-	-	-	-	-	84,874	86,590
TOTAL	3,277,407	353,372	3,173,725	773,360	183,264	419,126	1,346,441	9,526,695

* Amounts subject to rounding.

Endorsements and Guarantees

At the end of September 30, 2017, the Company had R$1,513.5 million in guarantees and endorsements, as shown below.

					R$'000
Guarantees and Endorsements¹	Sep-17	Dec-16	Sep-16	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
Transmissora Sul Brasileira de Energia S.A.	64,142	66,802	67,190	(4.0)	(4.5)
Caiuá Transmissora de Energia S.A.	35,843	38,230	38,982	(6.2)	(8.1)
Integração Maranhense Transmissora de Energia S.A.	58,797	63,171	64,146	(6.9)	(8.3)
Matrinchã Transmissora de Energia (TP NORTE) S.A.	381,776	392,164	395,367	(2.6)	(3.4)
Guaraciaba Transmissora de Energia (TP SUL) S.A.	191,133	190,343	204,995	0.4	(6.8)
Costa Oeste Transmissora de Energia S.A.	-	15,573	15,894	-	-
Mata de Santa Genebra Transmissão S.A.	272,768	244,998	234,926	11.3	16.1
Paranaíba Transmissora de Energia S.A.	169,966	148,872	148,118	14.2	14.8
Marumbi Transmissora de Energia S.A.	-	38,689	39,549	-	-
Cantareira Transmissora de Energia S.A.	208,101	32,192	-	546.4	-
Voltalia São Miguel do Gostoso I Participações S.A.	131,014	142,030	147,237	(7.8)	(11.0)
TOTAL	1,513,540	1,373,064	1,356,404	10.2	11.6
¹ Adjusted for Copel’s stake.

Copel’s consolidated net debt (loans, financing, debentures, guarantees and endorsements, less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

¹EBITDA 12 months. / Considers equity in earnings of subsidiaries

² Not considered endorsements and guarantees.

³ Considered endorsements and guarantees.

						R$'000
	2012	2013	2014	2015	2016	9M17
Net Debt Total¹	1,014,402	2,497,172	5,446,685	6,977,022	8,657,525	9,255,089
¹ Considers Garantees, endorsements and escrow accounts .

* Amounts subject to rounding.

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

						R$'000
	GeT	DIS	Telecom	Holding	Other	Total
Total debt	4,477,957	1,791,124	414,678	2,188,280	654,656	9,526,695
Endorsements and Guarantees	94,640	-	-	1,418,900	-	1,513,540
Availability	263,460	320,485	114,301	404,883	682,017	1,785,146
Net debt	4,309,137	1,470,639	300,377	3,202,297	(27,361)	9,255,089

Accounts Payables related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

						R$'000
Mauá	Colíder	Baixo Iguaçu	SHP¹	Elejor	Total
16,321	23,050	6,789	1,113	501,565	548,838
¹Relative to SPP Cavernoso, Apucaraninha, Chaminé and Derivação do Rio Jordão.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

					R$ '000
Probable Losses - Consolidated	Sep-17	Dec-16	Sep-16	Var %	Var %
	(1)	(2)	(3)	(1/2)	(1/3)
Tax	134,026	204,882	175,398	(34.6)	(23.6)
Labor suits	449,167	458,901	512,289	(2.1)	(12.3)
Employees and Benefits	57,073	42,366	76,360	34.7	(25.3)
Civil	542,839	465,804	540,891	16.5	0.4
Civil and administrative claims	344,772	295,484	368,053	16.7	(6.3)
Easements	103,806	99,380	96,287	4.5	7.8
Condemnations and property	87,648	65,712	70,449	33.4	24.4
Customers	6,613	5,228	6,102	26.5	8.4
Environmental claims	1,257	1,432	1,134	(12.2)	10.8
Regulatory	67,211	67,958	58,583	(1.1)	14.7
TOTAL	1,251,573	1,241,343	1,364,655	0.8	(8.3)

The lawsuits classified as possible losses, as estimated by the Company and its controlled companies at the 3Q17, totaled R$2,652.5 million, 3.6% lower than in December 2016 (R$2,559.9 million), distributed in lawsuits of the following natures: fiscal (R$846.6 million), regulatory (R$790.6 million), civil (R$587.2 million), labor (R$319.1 million) and employee benefits (R$109.0 million).

* Amounts subject to rounding.

3.4 Balance Sheet – Liabilities

					R$'000
Liabilities	Sep-17	Dec-16	Sep-16	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	7,666,236	5,656,036	4,632,126	35.5	65.5
Payroll, social charges and accruals	320,065	287,797	261,331	11.2	22.5
Suppliers	2,175,030	1,255,639	1,206,386	73.2	80.3
Income tax and s ocial contribution payable	245,134	41,454	97,773	491.3	150.7
Other taxes due	375,903	294,994	211,305	27.4	77.9
Loans, financing and debentures	3,277,407	2,601,940	1,978,389	26.0	65.7
Minimum compulsory dividend payable	313,304	266,831	19,133	17.4	-
Post employment benefits	47,572	47,894	43,221	(0.7)	10.1
Customer charges due	143,468	141,712	144,357	1.2	(0.6)
Research and development and energy efficiency	269,755	231,513	159,552	16.5	69.1
Accounts Payable related to concession	61,798	66,210	62,033	(6.7)	(0.4)
Net sectorial financial liabilities	293,130	155,261	193,402	88.8	51.6
Other accounts payable	143,670	264,791	255,244	(45.7)	(43.7)
NON-CURRENT	10,172,706	9,622,727	10,256,259	5.7	(0.8)
Suppliers	36,710	36,711	5,923	(0.0)	519.8
Deferred income tax and social contribution	189,795	178,430	212,171	6.4	(10.5)
Other taxes due	811,092	303,146	237,529	167.6	241.5
Loans, financing and debentures	6,249,288	6,235,162	6,782,981	0.2	(7.9)
Post employment benefits	758,617	721,971	616,053	5.1	23.1
Research and development and energy efficiency	244,784	252,376	304,883	(3.0)	(19.7)
Accounts Payable related to concession	487,040	499,332	501,965	(2.5)	(3.0)
Net sectorial financial liabilities	89,131	123,731	165,205	(28.0)	(46.0)
Other accounts payable	54,676	30,525	64,894	79.1	(15.7)
Tax, social security, labor and civil provisions	1,251,573	1,241,343	1,364,655	0.8	(8.3)
EQUITY	15,868,242	15,155,446	15,609,198	4.7	1.7
Attributed to controlling shareholders	15,579,664	14,864,165	15,284,598	4.8	1.9
Share capital	7,910,000	7,910,000	6,910,000	-	14.5
Equity valuation adjustments	949,011	998,466	1,063,223	(5.0)	(10.7)
Legal reserves	792,716	792,716	744,784	-	6.4
Retained earnings	4,939,717	5,162,983	5,413,572	(4.3)	(8.8)
Accrued earnings	988,220	-	1,153,019	-	(14.3)
Attributable to non-controlling interest	288,578	291,281	324,600	(0.9)	(11.1)
TOTAL	33,707,184	30,434,209	30,497,583	10.8	10.5

* Amounts subject to rounding.

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

Copel GeT recorded EBITDA of R$381.4 million in 3Q17, 76.2% up on the R$216.5 million recorded in 3Q16. This result was positively impacted by the recognition of R$162.7 million related to the reversal of estimated losses with the impairment of generation assets, while the 3Q16 result was negatively impacted by the adjustment of R$206.4 million related to the remeasurement of RBSE cash flow.

						R$ million
Adjusted EBITDA	3Q17	3Q16	Var.%	9M17	9M16	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
EBITDA	381.4	216.5	76.2	1,514.5	2,076.7	(27.1)
(+/-) Remeas urement of financial as s ets RBSE	-	206.4	-	(183.0)	(771.3)	(76.3)
(+/-) Impairment tests	(162.7)	14.5	-	(101.7)	14.5	-
Adjusted EBITDA	218.7	422.9	(48.3)	1,229.8	1,319.9	(6.8)

Copel GeT's recurring EBITDA fell by 50.0% in 3Q17, totaling R$218.7 million, mainly reflecting higher costs with electricity purchased for resale (R$195.0 million in 3Q17 versus R$12.3 million in 3Q16) due to the lower GSF (62.2% in 3Q17, versus 82.8% in 3Q16) and the 5.6% increase in “charges of the main distribution and transmission grid” resulting from the start-up of new transmission assets and the adjustment applied to the APRs as of July 2017.

Manageable costs, excluding estimated losses, provisions and reversals, decreased 2.0% in the period (versus an inflation of 2.54% in the last 12 months), mainly reflecting lower costs with pension and healthcare plans and third-party services, partially offset by the 4.5% increase in the personnel line, due to the wage increase as of October 2016 and the organizational restructuring of Copel Renováveis as of September 2017, which led to the transfer of activities and of 56 employees to Copel GeT.

Net income totaled R$164.9 million in 3Q17, 3.7x higher than in 3Q16. The following table presents the main indicators of Copel GeT.

							R$'000
Main Indicators	3Q17	2Q17	3Q16	Var.%	9M17	9M16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	729.3	782.7	554.4	31.6	2,585.5	3,059.2	(15.5)
Operating Costs and Expenses (R$ million)	(510.4)	(411.6)	(460.5)	10.8	(1,355.2)	(1,291.7)	4.9
Operating Income (R$ million)	196.0	231.7	35.8	447.8	942.5	1,529.2	(38.4)
Net Income (R$ million)	164.9	146.9	44.9	267.3	654.8	1,048.7	(37.6)
EBITDA (R$ million)	381.4	419.2	216.5	76.2	1,514.5	2,076.7	(27.1)
Operating Margin	26.9%	29.6%	6.5%	316.4	36.5%	50.0%	(27.1)
Net Margin	22.6%	18.8%	8.1%	179.2	25.3%	34.3%	(26.1)
EBITDA Margin	52.3%	53.6%	39.1%	33.9	58.6%	67.9%	(13.7)
Investment Program (R$ million)	240.9	230.2	493.1	(51.1)	744.2	1,581.8	(53.0)

In 9M17, Copel GeT’s EBITDA reached R$1,514.5 million, a 27.1% decline when compared to the same period of the previous year, mainly reflecting the non-recurring events related to the recognition of the RBSE reameasurement, which improved the result by R$771.3 million in 9M16, and the recognition of R$101.7 million related to the reversal of estimated losses with the impairment of generation assets in 9M17.

* Amounts subject to rounding.

Excluding the aforementioned effects, Copel GeT's recurring EBITDA totaled R$1,229.8 million in 9M17, a 6.8% drop when compared to the same period of the previous year, chiefly due to higher costs with energy purchases as a result of the higher average PLD in the period (R$291.50/MWh in 9M17, versus R$68.93/MWh in 9M16), partially offset by the higher level of uncontracted energy (21.6% in 2017, versus 16.0% in 2016).

Net income reached R$654.8 million in 9M17, a 37.6% decline when compared to the same period in 2016.

4.2 Copel Distribuição

Copel Distribuição recorded EBITDA of R$134.1 million in 3Q17, 41.6% up on the R$94.7 million recorded in the same period of 2016, primarily reflecting the average adjustment of 5.85% on the tariffs as of June 24, 2017, the 4.7% increase in the distributor’s grid market, and the lower balance recorded in provisions mainly related to labor issues and allowance for doubtful accounts.

The “sectoral assets and liabilities result” account totaled R$417.9 million and reflects higher costs with electricity purchased for resale, mainly due to the higher hydrological deficit (35.8% in 3Q17, versus 17.2% in 3Q16) and average PLD (R$436.20/MWh in 3Q17, versus R$112.05/MWh in 3Q16).

Manageable costs, excluding estimated losses, provisions and reversals,  fell by 0.9% (versus an inflation of 2.54% in the last 12 months), reflecting lower costs with pension and healthcare plans and third-party services, partially offset by the increase in other costs, due to higher losses with the deactivation of goods and rights. It is worth noting that costs with personnel and management increased by 1.0%, performing under the inflation and the 9.5% wage increase as of October 2016. This performance reflects the reduction of 228 employees, due to the policy of not filling job vacancies.

Net income in 3Q17 was R$182.2 million, mainly due to Copel Dis joining the Special Tax Regularization Program (PERT), which, considering all the effects of the change in the tax regime for Securities Assets and Liabilities (CVA), positively impacted the result by R$113.7 million.

* Amounts subject to rounding.

R$'000
Main Indicators	3Q17	2Q17	3Q16	Var.%	9M17	9M16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	2,588.1	2,160.7	2,170.6	19.2	6,753.1	6,100.1	10.7
Operating Costs and Expenses (R$ million)	(2,525.3)	(2,098.1)	(2,145.9)	17.7	(6,505.4)	(6,286.5)	3.5
Operating Income (R$ million)	90.5	23.2	(11.5)	-	251.7	(167.1)	-
Net Income (R$ million)	182.2	7.9	(126.6)	-	261.5	(230.0)	-
EBITDA (R$ million)	134.1	134.9	94.7	41.6	462.2	18.7	2,367.9
Operating Margin	3.5%	1.1%	-	-	3.7%	-	-
Net Margin	7.0%	0.4%	-	-	3.9%	-	-
EBITDA Margin	5.2%	6.2%	4.4%	18.8	6.8%	0.3%	2,129.3
Investment Program (R$ million)	155.0	148.7	208.8	(25.8)	438.0	552.7	(20.8)

In 9M17, Copel Distribuição recorded EBITDA of R$462.2 million, over the R$18.7 million recorded in the same period in 2016, mainly due to the 2.9% increase in the grid market and the reduction in the “provisions and reversals” line, mainly resulting from labor lawsuits and allowance for doubtful accounts.

Net income reached R$261.5 million in 9M17, reversing the R$230.0 million loss recorded in 9M16.

4.3 Copel Telecomunicações

Copel Telecom recorded EBITDA of R$41.5 million in 3Q17, a 31.6% increase over the R$31.5 million recorded in 3Q16, basically due to the expansion of the area of operation and services to new customers.

Manageable costs, excluding estimated losses, provisions and reversals, grew by 15.5% in the period, mainly due to the increase in third-party services, which are required to expand the area of operation, partially offset by the reduction in the “pension and healthcare plans” line.

Net income for the period increased by 48.2% compared to the 3T16, totaling R$18.8 million. The following table presents the main indicators of Copel Telecom.

R$'000
Main Indicators	3Q17	2Q17	3Q16	Var.%	9M17	9M16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	99.4	93.1	80.3	23.8	280.3	236.8	18.4
Operating Costs and Expenses (R$ million)	(67.7)	(65.9)	(57.4)	18.0	(199.2)	(168.9)	17.9
Operating Income (R$ million)	28.2	23.4	18.9	49.2	68.7	57.5	19.4
Net Income (R$ million)	18.8	15.6	12.7	48.2	45.9	38.6	19.0
EBITDA (R$ million)	41.5	36.9	31.5	31.6	109.8	93.4	17.6
Operating Margin	28.3%	25.1%	23.5%	20.6	24.5%	24.3%	0.9
Net Margin	18.9%	16.8%	15.8%	19.7	16.4%	16.3%	0.5
EBITDA Margin	41.7%	39.6%	39.2%	6.4	39.2%	39.4%	(0.6)
Investment Program (R$ million)	75.5	62.8	85.6	(11.8)	178.5	148.9	19.9

Until September 2017, Copel Telecom recorded a 17.6% increase in EBITDA compared to the same period of 2016, totaling R$109.8 million. Net income was R$45.9 million, 17.6% higher than the 9M16 (R$38.6 million).

* Amounts subject to rounding.

4.4 Accounting Information

Accounting information concerning Copel’s interests in other companies in 9M17 is shown in the following table:

				R$'000
Partnerships - Sep-17	Total Assets	Shareholders' Equity	Net Oper. Revenues	Net Income
Parent Company (Consolidated)
Companhia Paranaense de Gás - Compagás	594,747	296,608	369,781	(3,020)
Elejor - Centrais Elétricas do Rio Jordão S.A.	692,515	70,172	219,046	80,610
UEG Araucária Ltda	676,399	610,939	1,083	8,176
Jointly-controlled entities (Equity in earning)
Costa Oeste Transmissora de Energia S.A.	97,726	64,762	8,626	(6,243)
Caiuá Transmissora de Energia S.A.	232,126	112,676	(5,916)	(9,890)
Cantareira Transmissora S.A	900,984	375,265	325,574	(1,899)
Dominó Holdings S.A.	5,830	5,010	-	(1,155)
Guaraciaba Transmissora de Energia (TP Sul) S.A.	1,375,803	852,234	168,944	38,008
Integração Maranhense Transmissora de Energia S.A.	468,378	229,960	(19,785)	(19,536)
Marumbi Transmissora de Energia S.A.	161,026	103,965	14,653	(14,632)
Mata de Santa Genebra Transmissão S.A.	1,526,685	846,478	483,869	29,926
Matrinchã Transmissora de Energia (TP Norte) S.A.	2,730,832	1,678,743	305,264	62,275
Paranaíba Transmissora de Energia S.A.	1,626,922	658,173	213,935	48,801
Transmissora Sul Brasileira de Energia S.A.	694,511	355,713	40,988	8,868
Voltalia São Miguel do Gostoso I Participações S.A.	157,891	155,665	-	1,455
Associates (Equity in erarning)
Dona Francisca Energética S.A.	139,783	131,019	52,900	28,067
Foz do Chopim Energética Ltda	51,810	35,522	30,165	17,522
1 This data was adjusted to Copel's practices.

* Amounts subject to rounding.

5. Investment Program

The following chart shows the investment program carried out in 9M17:

		R$ million
Subsidiary / SPC	Carried 9M17	Scheduled 20171 Revised Sep. 25, 2017
Copel Geração e Transmissão	744.2	1,024.5
HPP Colíder	113.4	125.3
HPP Baixo Iguaçu1	194.2	253.1
TL Araraquara / Taubaté	106.2	137.9
TL Foz do Chopim - Realeza	3.1	9.5
TL Assis - Londrina	28.5	20.4
TL Curitiba Leste / Blumenau	15.0	32.1
Mata de Santa Genebra Transmissão2	176.9	176.9
Cantareira Transmissora2	23.0	42.6
Paranaíba Transmissora2	2.1	2.1
Others	81.8	224.6
Copel Distribuição	438.0	559.2
Copel Telecomunicações	178.5	200.3
Copel Comercialização	-	0.2
Copel Renováveis	-	1.5
Holding	-	1.9
Cutia Wind Farm Complex	406.0	526.2
Other Invesment3	-	17.6
TOTAL	1,766.7	2,331.4
1 Capital budget originally approved by the Board of Directors. These values do not consider appropriation due to own labor, interest and others.
2 Regarding the participation of Copel in Enterprises.
3 Includes Voltalia São Miguel do Gostoso I Participações among others.

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s captive market energy sales totaled 4.729 GWh in the 3Q17, which represents a reduction of 10.6%. This decrease was influenced by the reduction in consumption of industrial and commercial classes, mainly due to the migration of customers to the free market.

The following table shows captive market trends by consumption segment:

Number of Customers				Energy sold (GWh)
	Sep-17	Sep-16	Var. %	3Q17	3Q16	Var. %	9M17	9M16	Var. %
Residential	3,661,917	3,580,622	2.3	1,734	1,675	3.5	5,342	5,208	2.6
Industrial	76,717	83,683	(8.3)	773	1,374	(43.7)	2,498	4,604	(45.7)
Commercial	387,686	380,354	1.9	1,102	1,160	(5.0)	3,508	3,862	(9.2)
Rural	355,748	361,982	(1.7)	513	488	5.1	1,701	1,654	2.8
Other	57,338	57,364	-	607	591	2.7	1,829	1,796	1.8
Captive Market	4,539,406	4,464,005	1.7	4,729	5,288	(10.6)	14,878	17,124	(13.1)

For more details visit the Notice to the Market - IR 23/17 (link).

* Amounts subject to rounding.

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, presented an increase of 4.7% in 3Q17, as shown in the table below:

	Number of Customers / Agreements			Energy Sold (GWh)
	Sep-17	Sep-16	Var. %	3Q17	3Q16	Var. %	9M17	9M16	Var. %
Captive Market	4,539,406	4,464,005	1.7	4,729	5,288	(10.6)	14,878	17,124	(13.1)
Concessionaries and Licensees	6	6	-	151	162	(7.0)	439	524	(16.3)
Free Customers ¹	947	447	111.9	2,308	1,419	62.6	6,521	3,580	82.1
Grid Market	4,540,359	4,464,458	1.7	7,188	6,869	4.7	21,838	21,228	2.9
¹ All free customers served by Copel GeT, Copel Comercialização and other suppliers at the Copel Distribuição concession area.

The result was mainly due to the 5.6% increase in industrial consumption in the free market in 3Q17, as a result of the improvement in industrial production in the state of Paraná - which in the last 12 months until September, 2017 showed a growth of 4.6%. The sectors that contributed most to the increase in energy consumption were: food manufacturing, pulp and papermaking and manufacturing of rubber and plastic.

6.3 Electricity Sales

Electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão and Copel Comercialização sales in the free market, incresed 0.8% between July and September 2017.

The table below breaks down energy sales by consumption segment:

Segment	Market	Energy Sold (GWh)
		3Q17	3Q16	Var. %	9M17	9M16	Var. %
Residential		1,734	1,675	3.6	5,342	5,208	2.6
Industrial	Total	2,287	2,339	(2.2)	6,506	7,379	(11.8)
	Captive	773	1,374	(43.7)	2,498	4,604	(45.7)
	Free	1,514	965	56.9	4,008	2,775	44.4
Commercial	Total	1,161	1,160	-	3,648	3,864	(5.6)
	Captive	1,102	1,160	(5.0)	3,508	3,862	(9.2)
	Free	59	-	-	140	2	-
Rural		513	488	5.1	1,701	1,654	2.8
Other		607	591	2.7	1,829	1,796	1.8
Energy Supply		6,302	6,253	0.8	19,026	19,901	(4.4)

* Amounts subject to rounding.

6.4 Total Energy Sold

Total energy sold by Copel in all markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão, the Wind Farm Complexes and Copel Comercialização, came to 11,835 GWh in 3Q17, representing an increase of 5.4% in compared 3Q16.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

	Number of Customers / Agreements			Energy Sold (GWh)

	Sep-17	Sep-16	Var. %	3Q17	3Q16	Var. %	9M17	9M16	Var. %
Copel DIS
Captive Market	4,539,406	4,464,005	1.7	4,729	5,287	(10.6)	14,878	17,124	(13.1)
Concessionaries and Licensees	3	4	(25.0)	134	150	(10.7)	391	484	(19.2)
CCEE (MCP)	-	-	-	406	1,250	(67.5)	2,013	2,252	(10.6)
Total Copel DIS	4,539,409	4,464,009	1.7	5,269	6,687	(21.2)	17,282	19,860	(13.0)
Copel GeT
CCEAR (Copel DIS)	1	1	-	21	38	(44.7)	63	116	(45.7)
CCEAR (other concessionaries)	29	39	(25.6)	206	793	(74.0)	620	2,676	(76.8)
Free Customers	54	27	100.0	1,314	965	36.2	3,632	2,778	30.7
Bilateral Agreements ¹	35	33	6.1	1,973	1,937	1.9	5,483	5,796	(5.4)
CCEE (MCP) ²	-	-	-	1,623	512	217.0	3,348	1,395	140.0
Total Copel GeT	119	100	19.0	5,137	4,245	21.0	13,146	12,761	3.0
Wind Farms Complex
CCEAR (other concessionaries)	112	112	-	211	212	-	627	630	(0.5)
CER	3	3	-	90	90	-	267	268	(0.4)
Total Wind Farm Complex	115	115	-	301	302	-	894	898	(0.4)
Copel Comercialização
Free Customers	111	-	-	259	-	-	516	-	-
Bilateral Agreements	43	-	-	860	-	-	962	-	-
CCEE (MCP) ²	-	-	-	9	-	-	10	-	-
Total Copel Comercialização	154	-	-	1,128	-	-	1,488	-	-
Total Copel Consolidated	4,539,797	4,464,224	1.7	11,835	11,234	5.4	32,810	33,519	(2.1)
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

* Amounts subject to rounding.

6.5 Energy Flow

Energy Flow – Copel Dis

			GWh
Energy Flow - Copel Dis	9M17	9M16	Var. %
Itaipu	4,441	4,461	(0.4)
CCEAR – Copel Geração e Transmissão	63	116	(45.7)
CCEAR – Other	7,873	9,988	(21.2)
Angra	765	768	(0.4)
CCGF	5,276	5,622	(6.2)
Proinfa	377	435	(13.3)
Elejor S.A	887	891	(0.4)
Available Power	19,682	22,281	(11.7)
Captive market	14,878	17,124	(13.1)
Concessionaries	391	484	(19.2)
CCEE (MCP)	2,013	2,252	(10.6)
Losses and differences	2,400	2,421	(0.9)
Basic network losses	335	376	(10.9)
Distribution losses	1,815	1,805	0.6
CG contract allocation	250	240	4.2

Energy Flow – Copel GeT

			GWh
Energy Flow - Copel GeT	9M17	9M16	Var. %
Own Generation	14,593	19,960	(26.9)
MRE	1,182	-	-
Dona Francisca	606	106	471.7
Total Available Power	16,381	20,066	(18.4)
Bilateral Agreements	5,483	5,796	(5.4)
CCEAR – COPEL Distribuição	63	116	(45.7)
CCEAR – Other	620	2,676	(76.8)
Free Customers	3,632	2,778	30.7
CCEE (MCP)	3,348	1,395	140.0
MRE	2,872	6,807	(57.8)
Losses and differences	363	498	(27.1)

* Amounts subject to rounding.

Energy Flow – Wind Farms

			GWh
Energy Flow - São Bento Energia	9M17	9M16	Var. %
Own Generation	285	310	(8.1)
Total Available Power	285	310	(8.1)
CCEAR – Other	285	287	(0.7)
Losses and differences	-	23	-

			GWh
Energy Flow - Brisa Potiguar	9M17	9M16	Var. %
Own Generation	528	594	(11.1)
Total Available Power	528	594	(11.1)
CCEAR – Other	342	343	(0.3)
CER	267	268	(0.4)
Losses and differences	(81)	(17)	376.5

Energy Flow – Copel Comercialização

			GWh
Energy Flow - Copel Com	9M17	9M16	Var. %
Own Generation	1,488	-	-
Total Available Power	1,488	-	-
Free Customers	516	-	-
Bilateral Agreements	962	-	-
CCEE (MCP)	10	-	-

* Amounts subject to rounding.

Consolidated Energy Flow (Jan to Sep 17)

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

						R$ / MWh
Tariff	Amount	Sep-17	Jun-17	Sep-16	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Copel Geração e Transmissão	103	211.03	208.36	186.66	1.3	13.1
Auction CCEAR 2009 - 2016	-	-	-	178.40	-	-
Auction CCEAR 2011 - 2040 ( HPP Mauá)	95	209.78	207.14	201.33	1.3	4.2
Auction CCEAR 2013 - 2042 (Cavernoso II)	8	225.81	223.66	215.44	1.0	4.8
Auction - CCEAR 2015 - 2044 (UHE Colíder)	-	160.08	158.68	152.89	0.9	4.7
Copel Distribuição
Concession holders in the State of Paraná	61	236.16	213.07	217.14	10.8	8.8
Total / Tariff Weighted Average Supply	164	226.45	210.18	192.61	7.7	17.6

* Amounts subject to rounding.

Power Purchase Average Tariff – Copel Distribuição

						R$ / MWh
Tariff*	Amount	Sep-17	Jun-17	Sep-16	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Itaipu 1	640.9	205.83	208.10	190.35	(1.1)	8.1
Auction – CCEAR 2010 – H30	69.8	218.27	211.77	210.41	3.1	3.7
Auction – CCEAR 2010 – T15 2	54.0	273.46	129.57	187.03	111.1	46.2
Auction – CCEAR 2011 – H30	57.6	225.62	219.94	217.82	2.6	3.6
Auction – CCEAR 2011 – T15 2	54.2	356.45	190.57	225.77	87.1	57.9
Auction – CCEAR 2012 – T15 2	115.4	304.55	223.17	205.01	36.5	48.6
Auction – CCEAR 2014 - 2019 ³	109.1	365.41	144.29	138.18	153.3	164.5
Auction – CCEAR 2014 - 2019 4	14.8	333.18	333.18	320.12	-	4.1
Auction 2014 - 36M	-	-	-	176.64	-	-
Auction 2016 - T20²	14.0	161.91	160.83	149.15	0.7	8.6
Angra	116.6	229.71	229.71	204.39	-	12.4
CCGF 5	811.0	64.39	60.16	69.27	7.0	(7.0)
Santo Antônio	102.8	139.84	136.12	134.99	2.7	3.6
Jirau	36.8	123.00	119.73	118.73	2.7	3.6
Others Auctions 6	336.9	245.75	165.84	191.75	48.2	28.2
Bilaterals	135.4	240.53	240.53	232.69	-	3.4
Total / Tariff Average Supply	2,669.3	183.46	152.14	161.11	20.6	13.9
1 Furnas transport charge not included.
2 Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
³ Energy Agreements.
4 Capacity Agreements.
5 Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13. 6 Products average price, without PROINFA.
With PIS/COFINS.

Sales to Final Customers Average Tariff Copel Distribuição

					R$ / MWh
Tariff¹	Sep-17	Jun-17	Sep-16	Var. %	Var. %
	(1)	(1)	(3)	(1/2)	(1/3)
Industrial	408.44	378.13	366.98	8.0	11.3
Residential	440.54	416.36	421.41	5.8	4.5
Commercial	440.25	412.13	408.88	6.8	7.7
Rural	298.48	280.62	285.90	6.4	4.4
Other	324.98	305.52	306.14	6.4	6.2
Retail distribution average rate	404.99	379.77	379.04	6.6	6.8
¹ Does not consider tariff flags. Net of ICMS.

* Amounts subject to rounding.

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$7,910.0 million, represented by shares with no par value. The Company's current number of shareholders is 26,564. In September 2017 the Company’s capital was as follows:

							Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	-	-	85,029	31.0
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,837	13.7	77	23.4	100,965	78.7	120,879	44.2
B3	18,639	12.9	77	23.4	70,090	54.6	88,806	32.5
NYSE	1,198	0.8	-	-	30,753	24.0	31,951	11.7
LATIBEX	-	-	-	-	122	0.1	122	-
Other	335	0.2	252	76.6	48	-	635	0.2
TOTAL	145,031	100.0	329	100.0	128,295	100.0	273,655	100.0

Common

58.6%
0.2%
13.7%
1.1%
26.4%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

Preferred

0.2%
21.2%
78.6%
BNDESPAR
Free Floating
Other

Total

0.2%
31.0%
44.2%
0.6%
24.0%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

* Amounts subject to rounding.

7.2 Stock Performance

Stock Performance (Jan - Sep/17)		Common		Preferred "B"
		(CPLE3 / ELPVY)		(CPLE6 / ELP / XCOP)
		Total	Daily average	Total	Daily average
B3	Number of Trades	40,036	214	654,620	3,501
	Volume Traded	12,564,100	67,188	121,557,800	650,042
	Trading Value (R$ thousand)	280,218	1,498	3,695,182	19,760
	Presence in Trading Sessions	187	100%	187	100%
NYSE	Volume Traded	202,847	1,610	95,937,693	510,307
	Trading Value (US$ thousand)	1,393	11	870,369	4,630
	Presence in Trading Sessions	126	67%	188	100%
LATIBEX	Volume Traded	-	-	1,467,880	14,114
	Trading Value (Euro thousand)	-	-	489	5
	Presence in Trading Sessions	-	-	104	54%

From January to September 2017, Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the B3 S.A. - Brasil, Bolsa, Balcão (B3).

The free float accounted for 45.0% of the Company’s capital. At the end of September 2017, the market value of Copel considering the prices of all markets was R$7,004.8 million.

Out of the 59 stocks that make up the Ibovespa index, Copel’s class B preferred shares accounted for 0.23% of the portfolio, with a Beta index of 1.3.

Copel also accounted for 5.4% of the B3’s Electric Power Index (IEE). In the Corporate Sustainability Index (ISE), Copel class B preferred shares accounted for 0.8%.

Copel’s common and class B preferred shares closed the period at R$23.30 and R$28.23, with a positive variation of 22.1% and 3.2% respectively. In the same period the Ibovespa had positive change of 23.4%.

On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 100% of the trading sessions and closed the period at US$8.86, with a positive variation of 4.48%. Over this period, the Dow Jones Index positive by 13.37%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 54% of the trading sessions and closed the period at €7.75, with a negative variation of 4.08%. In the same period the Latibex All Shares index had positive growth of 11.65%.

The table below summarizes Copel’s share prices in 9M17.

* Amounts subject to rounding.

Ticker / Index		Price / Points		Var. (%)
		09.30.2017	12.31.2016
B3	CPLE3	R$ 23.30	R$ 19.08	22.1
	CPLE6	R$ 28.23	R$ 27.36	3.2
	Ibovespa	74,294	60,227	23.4
NYSE	ELP	US$ 8.86	US$ 8.48	4.5
	Dow Jones	22,405	19,763	13.4
LATIBEX	XCOP	€ 7.75	€ 8.08	(4.1)
	Latibex	2,022	1,812	11.6

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

Type of Earning	Fiscal Year	Approved on	Paid on	Thousands of R$		R$ per Share
				(gross)	Common	Preferred "A"	Preferred "B"
Total	2011			421,091	1.46833	2.52507	1.61546
IOC¹	2011	08/11/11	09/15/11	225,814	0.78803	0.86706	0.86706
IOC	2011	04/26/12	05/29/12	195,277	0.68030	1.65801	0.74840
Total	2012			268,554	0.93527	2.52507	1.02889
IOC¹	2012	12/19/12	01/15/13	138,072	0.47920	2.52507	0.52720
Dividends	2012	04/25/13	05/23/13	130,482	0.45607	-	0.50169
Total	2013			560,537	1.95572	2.52507	2.15165
IOC¹	2013	11/13/13	12/16/13	180,000	0.62819	0.69111	0.69111
Dividends¹	2013	11/13/13	12/16/13	145,039	0.50617	0.55688	0.55688
Dividends	2013	04/24/14	05/28/14	235,498	0.82136	1.27708	0.90366
Total	2014			622,523	2.17236	2.52507	2.39000
IOC¹	2014	10/24/14	11/21/14	30,000	0.10469	0.11519	0.11519
Dividends¹	2014	10/24/14	11/21/14	350,770	1.22416	1.34678	1.34678
Dividends	2014	04/23/15	06/22/15	241,753	0.84351	1.06310	0.92803
Total	2015			326,795	1.13716	2.52507	1.25473
IOC	2015	04/28/16	06/15/16	198,000	0.68748	2.10511	0.76022
Dividends	2015	04/28/16	06/15/16	128,795	0.44968	0.41996	0.49451
Total	2016			506,213	1.76466	2.89050	1.94342
IOC	2016	04/28/17	06/30/17	282,947	0.98539	2.89050	1.08410
Dividends	2016	04/28/17	until 12/31/2017	223,266	0.77927	-	0.85932

* Amounts subject to rounding.

8. Operating Performance

8.1 Power Generation

Assets in Operation

Copel Geração e Transmissão

Below is the main information of Copel GeT’s power station and the power produced in the first nine months of 2017.

Power Plants	Installed	Assured Power	Generation	Concession
	Capacity (MW)	(Average MW)	(GWh)	Expires
Hydroelectric Power Plants	4,541.9	1,976.1	14,536.1
HPP Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1,676.0	576.0	3,706.7	09.17.2023
HPP Gov. Ney Aminthas de Barros Braga (Segredo)	1,260.0	603.0	4,663.0	11.15.2029
HPP Gov. José Richa (Salto Caxias)	1,240.0	605.0	4,676.7	05.04.2030
HPP Gov. Parigot de Souza(1)	78.0	32.7	300.6	01.05.2046
HPP Mauá (2)	185.2	100.8	804.1	07.02.2042
HPP Guaricana	36.0	16.1	117.4	08.16.2026
SHP Cavernoso II	19.0	10.6	44.2	02.27.2046
HPP Chaminé	18.0	11.6	88.5	08.16.2026
HPP Apucaraninha	10.0	6.7	54.2	10.12.2025
HPP Derivação do Rio Jordão	6.5	5.9	37.6	11.15.2029
HPP Marumbi	4.8	2.4	14.7	(3)
HPP São Jorge	2.3	1.5	11.1	12.03.2024
HPP Chopim I	2.0	1.5	7.9	(4)
HPP Cavernoso	1.3	1.0	1.3	01.07.2031
SHP Melissa	1.0	0.6	4.0	(4)
SHP Salto do Vau	0.9	0.6	3.4	(4)
SHP Pitangui	0.9	0.1	0.6	(4)
Thermal Power Plant	20.0	10.3	54.4
TTP Figueira	20.0	10.3	54.4	03.26.2019
Wind Energy Plants	2.5	0.5	3.0
UEE Eólica de Palmas (5)	2.5	0.5	3.0	09.28.2029
TOTAL	4,564.4	1,986.9	14,593.5
Notes:
(1) Proportional to 30% of the energy of the plant. The other 70% are allocated in the physical guarantee of quota system.
(2) Refered to COPEL's participation (51% of power plant capacity of 363 MW).
(3) Submitted to ANEEL for ratification.
(4) Power plants with no concession agreement, only required to be registered at ANEEL.
(5) Average wind plant generation.

On March 24, 2017 Copel GeT filed an agreement with Aneel with its intention to extend the granting of the TPP Figueira, noting, however, that it will sign the necessary contracts and/or additives only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant.

In addition, Copel GeT operates one plants under the quota system, as shown below:

* Amounts subject to rounding.

Power Plants - Quota System	Installed Capacity (MW)	Assured Power (Average MW)	Service Provision Revenue² (jul.17 - jun.18) (R$ million)	Granting Fee (R$ million)	Concession Expires
HPP Gov. Pedro Viriato Parigot de Souza (GPS)¹	182.0	76.3	114.1	574.8	01.05.2046
TOTAL	182.0	76.3	114.1	574.8

(1) Proportional the energy allocated in the physical guarantee of quota system (70% of the energy of the plant). To that portion of energy, Copel GeT will not bear the hydrological risks or with the financial results of the MRE associated with the plant.
(2) Updated by Resolution nº 2,265, of July 4, 2017, of Aneel.

Copel was designated as the interim operator of the Rio dos Patos plant (1.7 average MW of installed capacity and 1 average MW of assured power) after the final term of the concession, awaiting the MME's decision on ANEEL's recommendation for the extinction of the plant without the reversal of the assets to the granting power. However, its operation was suspended in September 2014 due to flood damage in July of that year.

In view of this scenario, awaiting  the confirmation by MME, Copel is carrying out the pertinent analyzes regarding the best use to be made of the assets of this plant, as well as the necessary actions in case of reversion of the assets to Copel.

Wind Farms Complex

Copel has 11 wind farms in commercial operation, which generated 813.5 GWh in 9M17, as shown in the following chart:

Wind Farm	Auction ¹	Installed Capacity (MW)	Assured Power (Average MW)	Generation (GWh)	Price ²	Expiration of Authorization
São Bento Energia, Invest. e Part. S.A.		94.0	46.3	285.2	210.09
GE Boa Vista S.A.	2nd LFA (08.26.2010)	14.0	6.3	38.4	215.52	04.27.2046
GE Olho D’Água S.A.		30.0	15.3	96.9	209.24	05.31.2046
GE São Bento do Norte S.A.		30.0	14.6	90.5	209.24	05.18.2046
GE Farol S.A.		20.0	10.1	59.5	209.24	04.19.2046
Copel Brisa Potiguar S.A.		183.6	98.4	528.3	185.34
Nova Asa Branca I Energias Renováveis S.A.	2nd LFA (08.26.2010)	27.0	14.2	79.2	211.47	04.24.2046
Nova Asa Branca II Energias Renováveis S.A.		27.0	14.3	74.7	211.47	05.30.2046
Nova Asa Branca III Energias Renováveis S.A.		27.0	14.5	81.1	211.47	05.30.2046
Nova Eurus IV Energias Renováveis S.A.		27.0	14.7	78.0	211.47	04.26.2046
Santa Maria Energias Renováveis S.A.	4th LER (08.18.2011)	29.7	15.7	76.2	148.54	05.07.2047
Santa Helena Energias Renováveis S.A.		29.7	16.0	82.1	148.54	04.08.2047
Ventos de Santo Uriel S.A.		16.2	9.0	57.1	147.39	04.08.2047
Total		277.6	144.7	813.5	193.26
¹ LFA - Auction of Alternative Sources/ LER - Auction Reserve Energy.
² Price updated to September, 2017.

* Amounts subject to rounding.

Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 884.7 MW, 599.0 MW referred to Copel´s stake, as shown below:

Company	Installed Capacity (MW)	Assured Power (Average MW)	Partners	PPA signed with	Concession Expires
TPP Araucária (UEG Araucária)	484.1	390.3	COPEL - 20%
			COPEL GeT - 60%	¹	12.22.2029
			Petrobras - 20%
HPP Santa Clara (Elejor)	120.2	69.6	COPEL - 70%	COPEL Dis Free customers	05.28.2037
			Paineira Participações - 30%
SHP Santa Clara I (Elejor)	3.6	2.8	COPEL - 70% Paineira Participações - 30%	Free customers	12.18.1932
HPP Fundão (Elejor)	120.2	65.8	COPEL - 70%	COPEL Dis	05.28.2037
			Paineira Participações - 30%	Free customers
SHP Fundão I (Elejor)	2.5	2.1	COPEL - 70%	Free customers	12.18.1932
			Paineira Participações - 30%
HPP Dona Francisca (DFESA)	125.0	78.0	COPEL - 23.03%	COPEL GeT	08.27.2033
			Gerdau - 51.82%	Gerdau
			Celesc - 23.03%	Celesc
			Desenvix - 2.12%	Desenvix
SHP Arturo Andreoli (Foz do Chopim)	29.1	20.4	COPEL - 35.77%	Free customers	04.23.2030
			Silea Participações - 64.23%
¹ Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind farm complex, in the State of Rio Grande do Norte. Whose energy was sold in the Fourth Reserve Energy Auction by under twenty-year contracts, with supply beginning in July, 2015, according to the table below.

Wind Farm	Installed Capacity¹ (MW)	Assured Power (Average MW)	Price²	Start up	Stake (%)	Wind farm location	Expiration of Authorization
Voltalia - São Miguel do Gostoso I Participações S.A.
Carnaúbas	27.0	13.1	144.08	Jul-15	49% COPEL 51% Voltalia	São Miguel do Gostoso (RN)	04.08.2047
Reduto	27.0	14.4					04.15.2047
Santo Cristo	27.0	15.3					04.17.2047
São João	27.0	14.3					03.25.2047
Total	108.0	57.1	144.08
¹ The capacity envisaged in the Auction was altered based on the characteristics of Acciona Windpower’s equipment, respecting the volume of energy sold.
² Price updated to September 2017.

On June 17, 2017, the four wind farms comprising the São Miguel do Gostoso I Wind Complex were connected to the National Interconnected System (SIN). The Complex was able to start its operations in June 2015, when the construction of the complex was completed. Since then, the complex has received the total revenue of remuneration, in accordance with the public auction held in 2011.

* Amounts subject to rounding.

Under Construction

Copel Geração e Transmissão

Copel GeT is building two hydroelectric power plants that will add 405 MW to its total installed capacity, as described below.

Power Plants	Contract	Installed Capacity (MW)	Assured Power (Average MW)	Energy Sold in the (Average MW)	Supply Start	Price¹ (R$/MWh)	CAPEX² (R$ million)	Concession Expires
HPP Colíder 100% Copel GeT	01/2011 de 01.17.2011	300	178.1	125.0	01.01.2015	161.56	2,198.4	01.16.2046
HPP Baixo Iguaçu 30% Copel GeT 70% Geração Céu Azul S.A	02/2012 de 08.20.2012	350	171.3	121.0	11.12.2018³	168.14	685.8	10.30.2049
Total³		650	349.4
¹ Adjusted by the IPCA up to September 2017. Font: CCEE.
² Adjusted for Copel's stake (considers own capital and third-party capital).
³ According to 2nd Amendment to the Concession Agreement, which included 756 days waiver of responsibility and Aneel Dispatch No. 3770 of November 7, 2017, which included more 46 days waiver of responsibility .

Colíder Hydroelectric Power Plant

On July 30, 2010, under Aneel New Energy Auction no. 003/2010, Copel GeT was awarded the concession to explore the Colíder HPP for a term of 35 years, commencing January 17, 2011, the signing date of MME - Colíder HPP Concession Agreement no. 001/11.

The project is part of the Brazilian Government’s Growth Acceleration Program - PAC and will consist of a main power house with an installed capacity of 300 MW, sufficient to serve around 1 million inhabitants, based on the estimated energy potential of the Teles Pires River on the border of the municipalities of Nova Canaã do Norte and Itaúba, in northern Mato Grosso.

The BNDES endorsed the qualification of the Colíder HPP for feasibility analysis of financial support and the financing agreement, in the amount of R$1,041.2 million (Note 23). The amounts released up to September 30, 2017 total R$975.1 million.

Due to force majeure events and government acts, such as fire in the construction site, difficulties related to environmental licensing, supplier delays in equipment delivery and services related to electromechanical assembly and construction of the transmission line associated with the plant, the schedule of the project was affected, leading to the postponement of the beginning of commercial generation: the startup of the first generation unit is scheduled for May 2018 and the third and last generation unit is expected to begin operations in November 2018. As a result of these events, this project shows an asset impairment balance of R$638.8 million as of September 30, 2017 (R$595.5 million as of December 31, 2016).

The energy from the Colíder HPP was sold at an Aneel auction at a final tariff of R$103.40/MWh, as of July 1, 2010, restated by the IPCA inflation index to R$161.56 on September 30, 2017. A total of 125 average-MW was traded, to be supplied beginning January 2015, for 30 years. Copel GeT filed with Aneel a request for exclusion of liability, so that the obligation to supply the energy sold is postponed. The request was not accepted in first instance; however, the Company exercised its right to appeal and filed a motion for rehearing, which was denied on March 14, 2017. As Copel GeT does not agree with the decision, it filed another motion for rehearing, which was denied on a final basis on July 4, 2017. The Company will submit the issue to the judicial branch and is certain that Aneel’s decision will be reversed.

* Amounts subject to rounding.

The Company has been meeting its energy supply commitments as follows:

• from January 2015 to May 2016: with energy surplus of its other plants that has not been contracted;

•from June 2016 to December 2017: partial reduction in June 2016 through a Bilateral Agreement and reduction of all Energy Commercialization Agreements in the Regulated Environment – CCEARs between July 2016 and December 2017 through a Bilateral Agreement and participation in the Mechanism for Compensation of Surpluses and Deficits – MCSD of New Energy.

On December 21, 2016, the project’s assured energy was revised by Ordinance 258 of the Ministry of Mines and Energy, declining from 179.6 average-MW to 177.9 average-MW, after all the engines were installed.

On September 30, 2017, Colíder HPP expenses totaled R$2,151.5 million and total commitments assumed with suppliers of equipment and services totaled R$46.9 million.

Baixo Iguaçu Hydroelectric Power Plant

Copel holds a 30% interest in the Baixo Iguaçu Consortium (CEBI). The purpose of the consortium is to build and operate the Baixo Iguaçu Hydroelectric Power Plant, with an installed capacity of 350.20 MW, located on the Iguaçu river, between the cities of Capanema and Capitão Leônidas Marques, and between HPP Governador José Richa and the Iguaçu National Park, in the State of Paraná. With an estimated total investment of R$2.3 billion, the first unit of the plant is expected to start operating in November 2018. The work on the construction site began in July 2013, with the excavation of the generation circuit, the earthworks of the construction site and the construction of the housing areas.

The beginning of the commercial generation of unit 1 is currently expected for the end of November 2018, and of units 2 and 3 for December 2018 and January 2019, respectively. The original schedule was changed due to the suspension of the Installation License, according to the ruling of the Regional Federal Court of the 4th Region (TRF-RS), which occurred on June 16, 2014, and paralyzed the construction works from July of that year. In March 2015, a ruling authorizing the resumption of the construction works was issued. However, the Chico Mendes Institute for Biodiversity Conservation (ICMBio) enforced additional constraints on the environmental licensing, which prevented the immediate resumption of the construction work. CEBI submitted to the Environmental Institute of Paraná (IAP) all the necessary information to comply with these constraints and, in August 2015, the license was issued. After the measures discussed and agreed with the Developer Consortium, on February 1, 2016, the construction work was fully resumed.

* Amounts subject to rounding.

In August 2016, Aneel issued the 2nd Amendment to the Concession Agreement, in order to formalize the redefinition of HPP Baixo Iguaçu’s schedule, as well as its final closing date, acknowledging, in favor of CEBI, an exemption of liability for the delay in the implementation of the project for a period corresponding to 756 days, recommending to the MME the extension of the term of the grant and establishing that the CCEE must postpone the beginning of the supply period of the CCEARs for the period of the recognized exemption of liability.

On November 7, 2017, Aneel recognized an additional 46 days of exclusion of liability for the delay in the implementation of the Baixo Iguaçu HPP, barring any penalties and contractual, commercial or regulatory obligations arising from the delay. The project already had 746 days of exclusion of liability; therefore, its concession term will now expire on October 30, 2049 and supply of the Energy Commecialization Agreements shall begin on November 12, 2018.

At the construction site, the works are following the schedule established when the work was resumed. The assembly activities of the powerhouses and the spillway are fully in progress, as are the social and environmental programs.

Wind Farm Complex

Copel is expanding its energy generation matrix with renewable sources by building wind farm complexes in the State of Rio Grande do Norte, consisting of 13 projects with a total installed capacity estimated at 311.8 MW, as follows:

Cutia Wind Farm	Auction ¹	Installed Capacity (MW) 2, [3]	Assured Power (Average MW)	Price [4]	Start up	CAPEX (R$ million)	Premium Value (R$ million)	Wind farm location	Expiration of Authorization
UEE Cutia S.A.	6th LER (10/31/2014)	23.1	9.2	174.64	Jun-18	1,318.0	9.4	Pedra Grande	01.04.2042
UEE Guajiru S.A.		21.0	8.3	174.64				Pedra Grande	01.04.2042
UEE Esperança do Nordeste S.A.		27.3	9.1	174.64				São Bento do Norte	05.10.2050
UEE Jangada S.A.		27.3	10.3	174.64				São Bento do Norte	01.04.2042
UEE Maria Helena S.A.		27.3	12.0	174.64				São Bento do Norte	01.04.2042
UEE Paraíso dos Ventos do Nordeste		27.3	10.6	174.64				São Bento do Norte	05.10.2050
UEE Potiguar S.A.		27.3	11.5	174.64				São Bento do Norte	05.10.2050
CGE São Bento do Norte I S.A.	20th LEN (11/28/2014)	23.1	9.7	165.27	Jan-19	893.4	14.2	São Bento do Norte	08.03.2050
CGE São Bento do Norte II S.A.		23.1	10.0	165.27				São Bento do Norte	08.03.2050
CGE São Bento do Norte III S.A.		22.0	9.6	165.27				São Bento do Norte	08.03.2050
CGE São Miguel I S.A.		21.0	8.7	165.27				São Bento do Norte	08.03.2050
CGE São Miguel II S.A.		21.0	8.4	165.27				São Bento do Norte	08.03.2050
CGE São Miguel III S.A.		21.0	8.4	165.27				São Bento do Norte	08.03.2050
Total		311.8	125.8	170.56		2,211.4	23.6
¹ Types of auctions: LER - Auction Reserve Energy / LEN - New Energy Auction.
² The installed capacity of the new projects can be optimized in relation to the registered at auctions.
³ The installed capacity of the wind farms was adjusted according to Aneel 's dispatches numbers: 1,248, 1,249, 1,250, 1,251, 1,252, 1,253, 1,254, 1,255, 1,256, 1,257 and 1,258 from May 8, 2017.
[4] Price updated to September 2017.

* Amounts subject to rounding.

8.2 Transmission

Assets in Operation

The chart below shows the transmission concession agreements and the design of the substations park and the transmission lines in operation:

Subsidiary / SPC	Contract	Enterprise	TL	Substation		APR ¹ (R$ million)	Concession Expiration
			Extension (km)	Amount	MVA
Copel GeT	060/2001[2]	Several	2,024	32	12,202	473.9	12.31.2042
Copel GeT	075/2001[3]	TL Bateias - Jaguariaiva	137	-	-	18.3	08.16.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	1.0	03.16.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	116	-	-	10.9	11.18.2039
Copel GeT	015/2010	Cerquilho III Substation	-	1	300	4.5	10.05.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	5.5	08.26.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	200	7.6	02.24.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	8.3	01.28.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	150	7.2	09.04.2044
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	18.9	09.04.2044
Subtotal Copel GeT [4]			2,699	36	13,152	556.1
Costa Oeste Copel GeT - 51% Eletrosul - 49%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul Umuarama Sul Substation	159	1	300	5.5	01.11.2042
Transm. Sul Brasileira Copel GeT - 20% Eletrosul - 80%	004/2012	TL Nova Sta Rita - Camaquã	785	1	166	11.5	05.09.2042
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	142	2	700	9.5	05.09.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	15.2	05.09.2042
Marumbi Copel GeT - 80% Eletrosul - 20%	008/2012	TL Curitiba - Curitiba Leste	29	1	672	13.5	05.09.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	1,005	3	-	92.8	05.09.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	LT Ribeirãozinho - Marimbondo	600	1	-	48.7	05.09.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2013	TL Barreiras II - Pirapora II	953	-	-	30.1	05.01.2043
Subtotal SPCs [5]			4,038	9	1,838	226.8
Total			6,737	45	14,990	783.0
[1] Proportion to the participation of Copel in the venture. Updated according to Aneel Aproval Resolution No. 2.258/2017 06.27.2017
[2] Renewed contract pursuant to Law 12,783/13.
[3] From the 10.31.2018 APR will be reduced 50%.
[4] Consolidated Income.
[5] Equity in Earning of Subsidiaries.

Assets under Construction

Copel GeT is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 1,813 km of transmission lines and 4 substations and will generate APR of R$298.9 million of which refers to Copel Get stake. Copel’s interest in the transmission projects is available in the table below.

* Amounts subject to rounding.

Subsidiary / SPC	Auction	Signing of Contract	Enterprise	State	km	Subst	APR¹ (R$ million)	CAPEX² (R$ million)	Start up	Next Review	Concession Expiration
Copel GeT	001/10	Oct-10	TL Araraquara II — Taubaté	SP	356	-	29.0	434.3	Feb-18	2021	10.05.2040
Copel GeT	005/15	Apr-16	TL Curitiba Leste - Blumenau TL Baixo Iguaçu - Realeza	PR / SC	230	3	108.6	560.9	Mar-21 Sep-19	2021	04.06.2046
Subtotal Copel GeT					586	3	137.6	995.1		-
Mata de Santa Genebra Copel GeT - 50,1% Furnas - 49,9%	007/13	May-14	TL Araraquara II - Bateias	SP / PR	885	1	113.9	817.6	Nov-18	2019	05.13.2044
Cantareira Copel GeT - 49% Elecnor - 51%	001/14	Sep-14	TL Estreito - Fernão Dias	SP / MG	342	-	47.6	422.2	Mar-18	2019	09.04.2044
Subtotal SPC					1,227	1	161.4	1,239.8
Total					1,813	4	298.9	2,234.9
¹ Updated according to Aneel Ratification Resolution 1918/2015 / Adjusted for Copel’s stake.
² Adjusted for Copel’s stake (considers own capital and third-party capital).

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement no. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045.

The concession agreement imposes economic and financial efficiency and quality conditions. Failure to comply with the conditions for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in the opening of a forfeiture process.

The following chart shows the goals set for Copel Distribuição in the first 5 years of renovation:

Year	Economic and Financial Management	Quality (Limit Established)[1]		Quality Performed
		DECi²	FECi²	DECi²	FECi²
2016		13.61	9.24	10.82	7.23
2017	EBITDA[4] ≥ 0	12.54	8.74	-	-
2018	EBITDA[4] (-) QRR³ ≥ 0	11.23	8.24	-	-
2019	{Net Debt / [EBITDA[4] (-) QRR³]} ≤ 1 / (0.8 * SELIC5 )	10.12	7.74	-	-
2020	{Net Debt / [EBITDA[4] (-) QRR³]} ≤ 1 / (1.11 * SELIC5 )	9.83	7.24	-	-
[1] According to Aneel’s Technical Note No. 0335/2015
² DECi – Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi – Equivalent Frequency of Interruption Caused by Internal Source per
³ QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. It will be the value set in the last Periodic Tariff Review - RTP, plus the IGP-M between the month prior to the RTP and the month prior to the period of twelve (12) months of the determination of economic and financial sustainability. In June/2016 set value was R$333.8 million.
4 EBITDA adjusted for the effects of post-employment benefits, provisions and PDV. [5] Selic: limited to 12.87% p.y.

* Amounts subject to rounding.

Operating Data

In the distribution business, Copel serves more than 4.5 million energy customers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 13.8 kV, 34.5 kV, 69 kV, 138 kV and some of 230 kV voltage levels.

Voltage	Km	Substations	MVA
13.8 kV	105,334	-	-
34.5 kV	84,445	224	1,534
69 kV	695	34	2,365
88 kV [1]	-	-	5
138 kV	5,970	108	7,253
230 kV	166	-	-
Total	196,610	366	11,157
[1] Not automated.

Compact-Design Distribution Lines

Copel Distribuição has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. In September 2017, the total length of compact-design distribution lines in operation was 9,393 km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. The total length of installed secondary isolated lines closed September 2017 at 17,076 km.

* Amounts subject to rounding.

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for total time service, are shown below:

8.4 Telecommunications

Copel Telecomunicações has an optical backbone, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's transmission Copel Telecom and providing the contracted services.

In September 2017, the backbone cable network extended for 10,140 km and the access network extended for 21.051 km. Currently, we serve the 399 municipalities in the State of Paraná and another 2 in the State of Santa Catarina.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

* Amounts subject to rounding.

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

Company	Sector	Partners
Dominó Holdings S.A.	Participation in society	COPEL - 49.0% Andrade Gutierrez - 51.0%
Cia. de Saneamento do Paraná - Sanepar	Sanitation	Copel Holding - 7.21% Copel Comercialização - 1.58% State of Paraná - 29.95% Outros - 61.26%
Companhia Paranaense de Gás - Compagás	Gas	COPEL - 51.0% Mitsui Gás - 24.5% Gaspetro - 24.5%
Paraná Gás Exploração e Produção S.A [1]	Oil and natural gas	COPEL - 30.0% Petra Energia - 30.0% Bayar Participações -30.0% Tucumann Engenharia - 10.0%
Sercomtel S.A. Telecom	Telecommunications	COPEL - 45.0% Município de Londrina - 44.4% Banco Itauleasing S.A. - 7.1% Outros - 3.5%
Carbocampel S.A.	Coal mining	COPEL - 49.0% Carbonífera Cambuí - 51.0%
Copel Amec Ltda in liquidation	Services	COPEL - 48.0% Amec - 47.5% Lactec - 4.5%
[1] More information in item 8.6

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 327.3 MW of installed capacity to the Company's portfolio.

Project	Estimated Installed Capacity (MW)¹	Estimated Assured Power (Average MW)	COPEL' Stake (%)
SHP	88.0	52.0
Bela Vista	29.0	16.6	36.0
Dois Saltos	30.0	15.5	30.0
Salto Alemã	29.0	19.8	19.0
HPP	378.0	205.0
São Jerônimo	331.0	178.1	41.2
Salto Grande	47.0	26.9	35.8
WPP	149.1	79.6
Complexo Alto Oriente	48.3	24.7	100.0
Complexo Jandaia	100.8	54.9	100.0
Total	615.1	336.6
¹ The installed capacity of the new projects can be optimized in relation to the registered at auctions.

* Amounts subject to rounding.

Copel, in partnership with the companies Brennand, Minas PCH and Silea, is also developing studies in the lower reaches of the Rio Chopim that will lead to the feasibility of another four (4) hydroelectric projects. As for wind power generation, there are studies for the feasibility of new wind farms in the State of Rio Grande do Norte, where Copel already has wind assets. The short-term objective is to register such projects in the EPE to enable participation in the upcoming auctions to be organized by the Federal Government. The technical characteristics may be adjusted until the effective energy commercialization of the projects, since Copel's engineering is conducting optimization studies, in order to make the projects more competitive.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The following table features these plants, which have a joint installed capacity 459.3 MW:

Project	Estimated Installed Capacity (MW)
HPP Apertados	139.0
HPP Comissário	140.0
HPP Foz do Piquiri	93.2
HPP Ercilândia	87.1
Total	459.3

Oil and Gas Exploration and Production (Paraná Gás Exploração e Produção S.A)

On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by Copel (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce oil and natural gas in four blocks in an 11,327 km² area in the midwestern region of the State of Paraná. The consortium’s total investment will come to R$78.1 million in the first phase of exploration, for the term of four years granted by the ANP.Copel and its partners Bayar, Tucumann and Petra signed concession contracts for 2 blocks in May 2014. At the end of 2016, State Law No. 18.947/2016 was sanctioned, suspending por ten years the environmental licensing of any drilling or exploration activity of shale gas by the hydraulic fracturing method, better known as "fracking".

* Amounts subject to rounding.

Due to the ruling rendered regarding the Public Civil Action referred to above (in the lower court), issued on June 7, 2017, stating the nullity of the bidding procedure and the respective agreements signed for the areas of the Rio Paraná Basin, and the lack of compliance prospects of the object of ANP’s 12th Round of Bids, the consortium resolved to request to ANP the discharge from its contractual obligations under the 12th Round of Bids without charges to the bidders, with the consequent refund of the signature bonus, reimbursement of the guarantee costs incurred and discharge of the guarantees presented (application filed at ANP on June 6, 2017).

9. Other Information

9.1 Human Resources

Copel’s workforce closed 3Q17 at 8,418 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

Headcount	2014	2015	2016	2017
Geração e Transmissão	1,554	1,568	1,680	1,769
Distribuição	6,071	6,032	6,022	5,869
Telecomunicações	601	621	660	660
Holding	329	347	69	80
Comercialização	11	10	30	40
Renováveis	26	50	70	-
TOTAL	8,592	8,628	8,531	8,418

At the end of September, Copel Distribuição had 4,539,406 customers, representing a consumer-to-employee ratio of 773. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 163, 7 and 17 employees, respectively.

* Amounts subject to rounding.

9.2 Main Operational Indicators

	Installed
Generation	capacity		Transmission
	(MW)
Copel GeT			Copel GeT
In operation		4,746.4	In operation
Hydroeletric [1]	16	4,541.9	Transmission Lines (km)	2,699
Quota System	1	182.0	Substation (amount)	36
Thermal	1	20.0	Under construction
Wind power	1	2.5	Transmission Lines (km)	586
Under construction		405.0	Substation (amount)	3
Hydroeletric	2	405.0	Partnership
Wind Farms			In operation
In operation	11	277.6	Transmission Lines (km)	4,038
Under construction	13	311.8	Substation (amount)	9
Partnership			Under construction
In operation		651.9	Transmission Lines (km)	1,227
Hydroeletric	6	211.7	Substation (amount)	1
Thermal	1	387.3
Wind farms	4	52.9	Copel Distribuition
			Distribution lines (km)	196,610
Copel Telecom			Substations	366
			Installed power substations (MVA)	11,157
			Municipalities served	395
Optical cables backbone network (km)		10,152	Locations served	1,113
Optical cables access network (km)		21,051	Captive customers	4,539,406
Cities served in Parana State		399	Customers by distribution employee	773
Cities served in Santa Catarina State		2	DEC (in hundredths of an hour and minute)	7.33
			FEC (number of outages)	4.99

Copel Telecom

Total employees	8,418
Copel Geração e Transmissão	1,769		Copel Participações	40
Copel Distribuição	5,869		Copel Renováveis	-
Copel Telecomunicações	660		Copel Holding	80
[1] Since January 1, 2017, the HPP Governor Pedro Viriato Parigot de Souza (GPS) has 30% of its assured power marketed by Copel GeT and 70% allocated i n the quota system.

* Amounts subject to rounding.

9.3 Conference Call 3Q17 Results

Information about 3Q17 Results Conference Call:

>        Friday, December 01, 2017, at 10:00 a.m. (Brasília time)

>     Telephone: (+1 516) 300 1066

>     Code: Copel

A live webcast of the conference call will be available at: ir.copel.com

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (+ 55 41) 3222-2027

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

* Amounts subject to rounding.

Exhibit I – Consolidated Cash Flow Statement

		R$'000
Consolidated Cash Flow	9M17	9M16
Cash flows from operating activities
Net income for the period	958,035	1,057,613
Adjustments to reconcile net income with the cash provided by operating activities	916,174	2,405,848
Depreciation a nd Amortiza tion	549,391	532,108
Unreali zed monetary and exchange variations , net	716,385	620,673
Remuneration of accounts receivabl e rel ated to the concess ion	(88,821)	(84,866)
Sectoral a ss ets a nd l i abili ties res ul t	(368,254)	1,190,132
Interes t - bonus from the grant	(61,032)	(77,578)
Gain on remeasurement of the ca sh fl ow from the RBSE a ss ets	(315,051)	(771,332)
Result of the a dherence to the Special Tax Regularization Program	(145,279)	-
Result of the renegotiation of the hydrol ogical ri s k	-	(26,872)
Equity i n earni ngs of s ubs idi aries	(60,493)	(173,868)
Recognition of fair value of a ccounts receivable related to concess ion	-	-
Income Tax and Social Contribution	469,822	639,637
Deferred Income Tax a nd Social Contri bution	(181,779)	26,200
Net operational provi sions a nd revers als	97,187	206,170
Appropriation of actuari al ca lculation of post-employment benefits	72,321	96,632
Appropriation of pens ion and healthcare contri bution	108,034	98,537
Provi sion for research a nd development and energy efficiency	85,967	74,595
Write off of intangi ble a ss ets related to conces sion - goodwil l	20	55
Write off of property, plant, a nd equipment	6,982	21,316
Write off of intangi ble a ss ets	30,774	34,309
Decrese (increase) in assets	(215,021)	1,201,696
Increase (reduction) of liabilities	583,696	(1,814,085)
Income ta x a nd s ocial contribution paid	(266,142)	(853,780)
Charges on l oans a nd fi nancing pai d	(343,172)	(312,276)
Charges pai d debentures	(449,355)	(368,613)
Net cash generated by operating activities	1,184,215	1,316,403
Cash flows from investing activities
Bonds a nd s ecurities	26,371	(19,711)
Loans to rel ated parties	(5,145)	-
Receipt of l oans to related parties	12,493	5,112
Addi tions i n i nvestments	(201,926)	(384,436)
Reducti on of capital i n i nves tees	-	-
Addi tions to property, plant, and equipment	(753,358)	(938,629)
Financial participation of the consumer - property, plant and equipment	-	40
Addi tions to i ntangible	(540,323)	(683,059)
Customer contributions	86,607	108,472
Net cash generated (used) by investing activities	(1,375,281)	(1,912,211)
Cash flows from financing activities	0	0
Loans a nd financing obtained	800,045	25,274
Debentures I ss ued	742,521	1,322,965
Amortiza tion of principal a mounts of l oans and financing	(430,538)	(188,487)
Amortiza tion of principal a mounts of debentures	(393,800)	(267,677)
Dividends and interes t on own capital paid	(203,835)	(359,288)
Net cash used by financing activities	514,393	532,787
Increase (decrease) in cash and cash equivalents	323,327	(63,021)
Cas h and cas h equival ents at the begi nni ng of the year	982,073	1,480,727
Cas h and cas h equival ents at the end of the year	1,305,400	1,417,706
Variation in cash and cash equivalents	323,327	(63,021)

* Amounts subject to rounding.

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

							R$'000
Income Statement	3Q17	2Q17	3Q16	Var.%	9M17	9M16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	729,299	782,694	554,369	31.6	2,585,535	3,059,231	(15.5)
Electricity s ales to final customers	158,335	157,081	155,770	1.6	457,243	441,614	3.5
Electricity s ales to distributors	437,558	480,577	459,921	(4.9)	1,475,551	1,340,057	10.1
Use of the main transmission grid	110,750	126,538	(166,037)	-	536,088	958,551	(44.1)
Construction revenue	10,634	6,693	93,384	(88.6)	79,496	286,263	(72.2)
Other operating revenues	12,022	11,805	11,331	6.1	37,157	32,746	13.5
OPERATING COSTS AND EXPENSES	(510,390)	(411,580)	(460,453)	10.8	(1,355,219)	(1,291,653)	4.9
Electricity purchased for resale	(194,984)	(12,087)	(12,274)	-	(213,759)	(49,058)	335.7
Charges of main distribution and transmission grid	(76,436)	(73,375)	(72,360)	5.6	(224,668)	(202,845)	10.8
Personnel and management	(69,442)	(72,710)	(66,423)	4.5	(210,744)	(192,810)	9.3
Pension and healthcare plans	(14,430)	(14,193)	(17,355)	(16.9)	(42,836)	(47,176)	(9.2)
Materials and supplies	(4,647)	(4,242)	(4,384)	6.0	(12,504)	(12,913)	(3.2)
Materials and supplies for power eletricity	(8,289)	(7,680)	(5,652)	46.7	(20,303)	(16,646)	22.0
Third-party services	(26,930)	(26,967)	(27,918)	(3.5)	(80,100)	(78,385)	2.2
Depreciation and amortiza tion	(67,911)	(68,859)	(68,864)	(1.4)	(206,077)	(208,749)	(1.3)
Provisions and reversals	7,586	(7,438)	(30,762)	-	(5,766)	(40,632)	-
Construction cost	(2,651)	(73,653)	(104,685)	(97.5)	(193,796)	(278,623)	(30.4)
Other cost and expenses	(52,256)	(50,376)	(49,776)	5.0	(144,666)	(163,816)	(11.7)
EQUITY IN EARNINGS OF SUBSIDIARIES	94,624	(20,809)	53,732	76.1	78,142	100,419	-
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	313,533	350,305	147,648	112.4	1,308,458	1,867,997	(30.0)
FINANCIAL RESULTS	(117,578)	(118,640)	(111,875)	-	(365,920)	(338,773)	-
Financial i ncome	12,178	12,289	26,232	(53.6)	34,883	60,296	(42.1)
Financial expenses	(129,756)	(130,929)	(138,107)	(6.0)	(400,803)	(399,069)	0.4
OPERATIONAL EXPENSES/ INCOME	195,955	231,665	35,773	447.8	942,538	1,529,224	(38.4)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(31,043)	(84,776)	9,125	-	(287,781)	(480,506)	(40.1)
Income tax and social contribution on profit	(63,592)	(98,027)	(64,735)	(1.8)	(279,329)	(198,985)	40.4
Deferred income tax and social contribution on profit	32,549	13,251	73,860	(55.9)	(8,452)	(281,521)	-
NET INCOME (LOSS)	164,912	146,889	44,898	267.3	654,757	1,048,718	(37.6)
EBITDA	381,444	419,164	216,512	76.2	1,514,535	2,076,746	(27.1)

* Amounts subject to rounding.

Income Statement – Copel Distribuição

							R$'000
Income Statement	3Q17	2Q17	3Q16	Var.%	9M17	9M16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	2,588,093	2,160,696	2,170,639	19.2	6,753,108	6,100,072	10.7
Electricity sales to fi nal customers	999,208	915,180	915,304	9.2	2,896,713	3,691,299	(21.5)
Electricity sales to distributors	191,626	243,880	183,664	4.3	547,793	474,367	15.5
Use of the main distribution grid	756,634	733,537	697,649	8.5	2,352,595	2,266,034	3.8
Construction revenue	182,978	165,402	263,004	-30.4	501,008	629,198	(20.4)
Fair value of assets from the indemnity for the concession	3,856	1,303	6,644	-42.0	10,020	128,377	(92.2)
Sectorial assets and liabilities result	417,889	67,793	64,355	549.3	337,705	(1,190,132)	-
Other operating revenues	35,902	33,601	40,019	-10.3	107,274	100,929	6.3
OPERATING COSTS AND EXPENSES	(2,525,258)	(2,098,082)	(2,145,881)	17.7	(6,505,407)	(6,286,491)	3.5
Electricity purchased for resale	(1,699,739)	(1,360,959)	(1,231,983)	38.0	(4,180,224)	(3,580,004)	16.8
Charges of main transmission grid	(153,458)	(81,680)	(146,391)	4.8	(341,787)	(516,545)	(33.8)
Personnel and management	(175,991)	(191,724)	(174,289)	1.0	(555,820)	(519,356)	7.0
Pension and healthcare plans	(37,887)	(37,528)	(44,052)	-14.0	(114,108)	(121,732)	(6.3)
Materials and supplies	(13,716)	(13,643)	(13,633)	0.6	(41,589)	(46,224)	(10.0)
Third-party services	(88,110)	(88,782)	(93,719)	-6.0	(258,324)	(266,033)	(2.9)
Depreciation and amortiza tion	(71,294)	(72,262)	(69,973)	1.9	(214,537)	(205,149)	4.6
Provisions and reversals	(59,408)	(54,395)	(73,045)	-18.7	(172,479)	(291,434)	(40.8)
Construction cost	(182,978)	(165,402)	(263,004)	-30.4	(501,008)	(629,198)	(20.4)
Other cost and expenses	(42,677)	(31,707)	(35,792)	19.2	(125,531)	(110,816)	13.3
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	62,835	62,614	24,758	153.8	247,701	(186,419)	-
FINANCIAL RESULTS	27,697	(39,371)	(36,210)	-	4,027	19,270	(79.1)
Financial income	158,638	75,522	77,335	105.1	311,813	294,735	5.8
Financial expenses	(130,941)	(114,893)	(113,545)	15.3	(307,786)	(275,465)	11.7
OPERATIONAL EXPENSES/ INCOME	90,532	23,243	(11,452)	-	251,728	(167,149)	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	91,708	(15,296)	(115,183)	-	9,747	(62,863)	-
Income tax and social contribution on profi t	(12,408)	(1,591)	21,668	-	(64,423)	(366,519)	(82.4)
Deferred income tax and social contribution on profit	104,116	(13,705)	(136,851)	-	74,170	303,656	(75.6)
NET INCOME (LOSS)	182,240	7,947	(126,635)	-	261,475	(230,012)	-
EBITDA	134,129	134,876	94,731	41.6	462,238	18,730	-

* Amounts subject to rounding.

Income Statement – Copel Telecomunicações

Income Statement	3Q17	2Q17	3Q16	Var.%	9M17	9M16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
NET OPERATING REVENUES	99,436	93,124	80,329	23.8	280,251	236,790	18.4
Revenues from telecommunications	89,868	83,249	71,281	26.1	251,287	210,207	19.5
Other operating revenues	9,568	9,875	9,048	5.7	28,964	26,583	9.0
OPERATING COSTS AND EXPENSES	(67,714)	(65,934)	(57,385)	18.0	(199,176)	(168,909)	17.9
Pers onnel and management	(23,499)	(24,971)	(22,832)	2.9	(73,827)	(66,065)	11.7
Pens ion and healthcare plans	(3,495)	(3,600)	(4,609)	(24.2)	(10,839)	(14,036)	(22.8)
Materials a nd s upplies	(654)	(604)	(342)	91.2	(1,826)	(1,384)	31.9
Third-party services	(18,420)	(15,678)	(12,166)	51.4	(48,805)	(32,780)	48.9
Depreciation and amortization	(9,742)	(9,699)	(8,552)	13.9	(28,740)	(25,492)	12.7
Provisions and revers als	(2,515)	(3,367)	(817)	207.8	(8,591)	(7,794)	10.2
Other cos t a nd expenses	(9,389)	(8,015)	(8,067)	16.4	(26,548)	(21,358)	24.3
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	31,722	27,190	22,944	38.3	81,075	67,881	19.4
FINANCIAL RESULTS	(3,551)	(3,816)	(4,068)	-	(12,423)	(10,374)	-
Income tax and s ocial contribution on profit	3,662	1,923	2,232	64.1	8,201	11,150	(26.4)
Deferred income ta x and s ocial contribution on profit	(7,213)	(5,739)	(6,300)	14.5	(20,624)	(21,524)	(4.2)
OPERATIONAL EXPENSES / INCOME	28,171	23,374	18,876	49.2	68,652	57,507	19.4
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(9,413)	(7,727)	(6,220)	51.3	(22,728)	(18,912)	20.2
Income tax and s ocial contribution on profit	(8,239)	(8,441)	(7,402)	11.3	(24,221)	(22,372)	8.3
Deferred income ta x and s ocial contribution on profit	(1,174)	714	1,182	-	1,493	3,460	(56.8)
NET INCOME (LOSS)	18,758	15,647	12,656	48.2	45,924	38,595	19.0
EBITDA	41,464	36,889	31,496	31.6	109,815	93,373	17.6

* Amounts subject to rounding.

Exhibit III – Financial Statements by Company

Balance Sheet by Company

										R$'000
Assets - Sep-17	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	870,199	3,728,826	182,604	171,991	85,632	240,340	440,376	844,284	(383,538)	6,180,714
Cash and cash equivalents	160,491	246,726	114,301	105,557	47,640	21,223	204,671	404,791	-	1,305,400
Bonds and securities	48,091	-	-	-	-	191,613	1,771	92	-	241,567
Collaterals and escrow accounts	-	65,525	-	95	-	-	-	129	-	65,749
Customers	303,553	2,172,903	47,087	56,413	24,172	76	188,997	-	(139,333)	2,653,868
Dividends receivable	58,045	-	-	-	-	-	7,377	77,912	(90,672)	52,662
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	122,302	-	122,302
Sectorial financial assets	-	64,908	-	-	-	-	-	-	-	64,908
Account receivable related to concession	152,228	-	-	-	-	-	-	-	-	152,228
Other current receivables	66,229	254,902	3,904	6,129	4,500	15,253	6,499	8,489	824	366,729
Inventories	28,741	77,922	7,576	2,462	-	-	-	-	-	116,701
Income tax a nd social contribution	30,386	656,458	3,482	825	-	7,823	4,017	59,767	-	762,758
Other current recoverable taxes	12,870	171,660	6,254	-	-	4,352	8,971	273	-	204,380
Prepaid expenses	6,542	17,822	-	510	9,320	-	-	-	-	34,194
Related parties	3,023	-	-	-	-	-	18,073	170,529	(154,357)	37,268
NON-CURRENT	14,304,782	7,834,784	917,093	422,756	606,883	436,059	2,878,158	17,383,040	(17,257,085)	27,526,470
Long Term Assets	3,725,863	2,165,806	84,629	210,735	30,484	76,507	269,484	2,374,567	(136,515)	8,801,560
Bonds and securities	54,878	994	-	7,097	-	-	102,445	-	-	165,414
Other temporary investments	-	-	-	-	-	-	77,478	411,856	-	489,334
Collaterals and escrow accounts	-	72,765	-	-	-	-	-	-	-	72,765
Customers	111,953	115,260	43,237	-	-	-	-	-	-	270,450
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,369,471	-	1,369,471
Judicial deposits	86,939	319,793	12,182	2,079	78	10,920	416	142,046	-	574,453
Sectoral fi nancial ass ets	-	194,725	-	-	-	-	-	-	-	194,725
Account receivable related to concess ion	3,311,665	651,955	-	97,221	-	-	-	-	-	4,060,841
Accounts receivable related to the concession extension	68,182	-	-	-	-	-	-	-	-	68,182
Other receivables	17,201	46,298	104	39,232	-	-	-	-	-	102,835
Income tax a nd social contribution	628	16,875	-	-	-	-	-	145,341	-	162,844
Deferred income tax and social contribution	-	690,471	19,594	64,974	25,099	65,587	39,193	89,092	-	994,010
Other recoverable taxes	63,286	44,178	9,512	-	-	-	27	15	-	117,018
Prepaid Expenses	11,131	-	-	132	5,307	-	-	-	-	16,570
Receivables from subsidiaries	-	12,492	-	-	-	-	49,925	216,746	(136,515)	142,648
Investments	4,251,039	1,362	-	-	-	-	758,342	15,004,092	(17,513,850)	2,500,985
Property, Plant and Equipment, net	6,234,913	-	815,595	-	401,596	359,375	1,849,525	794	-	9,661,798
Intangible Assets	92,967	5,667,616	16,869	212,021	174,803	177	807	3,587	393,280	6,562,127
TOTAL	15,174,981	11,563,610	1,099,697	594,747	692,515	676,399	3,318,534	18,227,324	(17,640,623)	33,707,184
¹ Wind Farms , Copel Renováveis and Copel Comercialização

 Amounts subject to rounding.

										R$'000
Assets - Dec-16	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	700,532	2,588,602	89,471	135,292	76,231	328,563	474,157	698,488	(688,346)	4,402,990
Cash and ca sh equi val ents	125,165	330,810	12,651	35,309	38,483	19,644	373,915	46,096	-	982,073
Bonds a nd securities	13,301	-	-	-	-	287,792	1,156	149	-	302,398
Collaterals and escrow accounts	-	1,056	-	110	-	-	-	128	-	1,294
Customers	298,189	1,783,081	45,948	78,292	24,362	-	46,524	-	(59,041)	2,217,355
Dividends recei vable	66,178	-	-	-	-	-	10,559	485,263	(490,242)	71,758
Account receivabl e related to concessi on	65,595	-	-	-	-	-	-	-	-	65,595
Other current recei vables	66,821	192,465	3,674	17,452	4,174	11,086	6,538	8,736	(4,013)	306,933
Inventories	28,182	90,591	9,003	2,861	-	-	-	-	-	130,637
Income tax and s ocial contribution	5,169	115,908	12,536	830	-	7,873	4,737	41,899	-	188,952
Other current recoverable ta xes	4,444	54,749	5,608	-	-	2,168	765	197	-	67,931
Prepai d expenses	9,506	19,889	51	438	9,212	-	-	-	-	39,096
Related parties	17,982	53	-	-	-	-	29,963	116,020	(135,050)	28,968
NON-CURRENT	13,448,496	7,485,975	767,039	391,185	632,457	356,875	2,339,326	16,622,075	(16,012,209)	26,031,219
Long Term Assets	3,503,258	1,971,232	79,853	152,676	35,700	49,123	141,104	2,506,318	(137,110)	8,302,154
Bonds and s ecurities	92,817	1,467	-	6,636	-	-	94,176	-	-	195,096
Other temporary i nvestments	-	-	-	-	-	-	-	408,297	-	408,297
Coll ateral s a nd escrow a ccounts	-	73,074	-	-	-	-	-	-	-	73,074
Customers	111,953	117,459	41,374	-	-	-	-	-	-	270,786
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,522,735	-	1,522,735
Judi cial deposits	76,822	410,737	10,815	2,159	78	2,765	295	153,932	-	657,603
Account receivable rel ated to concession	3,050,151	614,806	-	83,378	-	-	-	-	-	3,748,335
Accounts receivable related to the concession extensi on	67,401	-	-	-	-	-	-	-	-	67,401
Other receivables	15,185	47,087	90	11,189	-	-	-	-	-	73,551
Income tax and s ocial contribution	608	16,143	-	-	-	-	-	153,216	-	169,967
Deferred income tax and s ocial contri bution	-	616,301	18,101	49,181	26,074	46,358	-	47,462	-	803,477
Other recoverabl e taxes	72,419	49,174	9,473	-	-	-	27	15	-	131,108
Prepai d Expenses	15,902	-	-	133	9,548	-	-	-	-	25,583
Recei vables from s ubsidiaries	-	24,984	-	-	-	-	46,606	220,661	(137,110)	155,141
Investments	3,819,530	1,362	-	-	-	-	680,331	14,111,959	(16,278,232)	2,334,950
Property, Plant and Equipment, net	6,026,605	-	667,443	-	414,840	307,504	1,517,281	630	-	8,934,303
Intangible Assets	99,103	5,513,381	19,743	238,509	181,917	248	610	3,168	403,133	6,459,812
TOTAL	14,149,028	10,074,577	856,510	526,477	708,688	685,438	2,813,483	17,320,563	(16,700,555)	30,434,209
¹ Wi nd Farms, Copel Renováveis a nd Copel Comerci al iza ção

 Amounts subject to rounding.

										R$'000
Liabilities - Sep-17	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	2,337,148	3,485,404	151,163	246,957	178,260	44,211	631,437	976,816	(385,160)	7,666,236
Social charges and accruals	83,175	192,771	25,635	6,222	360	364	2,788	8,750	-	320,065
Associated companies and parent company	3	-	-	-	-	-	153,129	11	(153,143)	-
Suppliers	221,428	1,425,100	68,800	205,208	3,444	12,004	374,056	4,619	(139,629)	2,175,030
Income Tax and Social Contribution payable	174,576	-	3,344	1,650	33,248	-	32,316	-	-	245,134
Other taxes	63,248	290,939	7,616	7,486	2,103	1,110	2,702	699	-	375,903
Loans and fi nancing	741,015	267,714	5,942	-	-	-	29,075	304,519	(1,716)	1,346,549
Debentures	891,243	586,281	8,010	25,114	40,499	-	20,162	359,549	-	1,930,858
Dividends payable	-	-	28,910	-	33,453	30,718	13,772	297,123	(90,672)	313,304
Post employment benefi ts	11,963	33,728	1,668	-	-	-	42	171	-	47,572
Customer charges due	8,821	134,647	-	-	-	-	-	-	-	143,468
Research and development and energy efficiency	78,113	184,473	-	-	7,163	6	-	-	-	269,755
Payables related to concession	4,316	-	-	-	57,482	-	-	-	-	61,798
Sectorial fi nancial l iabilities	-	293,130	-	-	-	-	-	-	-	293,130
Other accounts payable	59,247	76,621	1,238	1,277	508	9	3,395	1,375	-	143,670
NON-CURRENT	4,072,413	2,918,420	456,455	51,182	444,083	21,249	673,896	1,670,844	(135,836)	10,172,706
Associated companies and parent company	-	-	-	-	-	-	50,021	-	(50,021)	-
Suppliers	36,710	-	-	-	-	-	-	-	-	36,710
Deferred income tax and s ocial contribution	183,718	-	-	-	-	-	6,077	-	-	189,795
Ta x liabilities	181,701	615,609	7,836	-	-	3,211	422	2,313	-	811,092
Loans and fi nancing	1,683,775	442,888	11,834	-	-	-	338,246	659,559	(84,874)	3,051,428
Debentures	1,161,924	494,241	388,892	23,750	-	-	264,400	864,653	-	3,197,860
Post-employment benefi ts	210,069	503,741	32,302	4,826	-	-	3,892	3,787	-	758,617
Research and development and energy efficiency	38,488	188,258	-	-	-	18,038	-	-	-	244,784
Payables related to the concession	42,957	-	-	-	444,083	-	-	-	-	487,040
Sectorial fi nancial l iabilities	-	89,131	-	-	-	-	-	-	-	89,131
Other payables	21,356	1,184	-	22,448	-	-	10,629	-	(941)	54,676
Ta x, social security, labor and civil provisions	511,715	583,368	15,591	158	-	-	209	140,532	-	1,251,573
EQUITY	8,765,420	5,159,786	492,079	296,608	70,172	610,939	2,013,201	15,579,664	(17,119,627)	15,868,242
Attributable to controlling shareholders	8,765,420	5,159,786	492,079	296,608	70,172	610,939	2,013,201	15,579,664	(17,408,205)	15,579,664
Capital	5,459,598	4,746,053	316,098	220,966	35,503	707,440	747,375	7,910,000	(12,233,033)	7,910,000
Advance for Future Capital Increase	-	-	-	-	-	-	1,877,294	-	(1,877,294)	-
Equity valuation adjustments	900,195	31,271	6,058	(406)	256	-	1,379	949,011	(938,753)	949,011
Legal Reserves	427,895	120,987	17,612	22,639	7,100	-	3,776	792,716	(600,009)	792,716
Retained earnigs	1,268,451	-	106,387	56,429	-	-	38,833	4,939,717	(1,470,100)	4,939,717
Additional proposed dividends	-	-	-	-	-	-	15,883	-	(15,883)	-
Accrued earnings (losses)	709,281	261,475	45,924	(3,020)	27,313	(96,501)	(671,339)	988,220	(273,133)	988,220
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	288,578	288,578
TOTAL	15,174,981	11,563,610	1,099,697	594,747	692,515	676,399	3,318,534	18,227,324	(17,640,623)	33,707,184
¹ Wind Farms, Copel Renováveis and Copel Participações

 Amounts subject to rounding.

										R$'000
Liabilities - Dec-16	Geração e	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
	Transmissão
CURRENT	1,708,931	2,740,992	172,651	180,133	142,222	62,253	268,120	1,069,839	(689,105)	5,656,036
Social charges and accruals	71,249	178,348	21,159	6,529	259	261	4,419	5,573	-	287,797
Associated companies and parent company	-	135	85,490	-	-	-	49,351	-	(134,976)	-
Suppliers	136,139	867,410	15,753	136,869	3,193	30,494	126,607	2,225	(63,051)	1,255,639
Income Tax and Social Contribution payable	18,329	-	-	6,438	14,453	-	2,234	-	-	41,454
Other taxes	124,805	145,664	9,482	6,938	2,039	770	4,884	412	-	294,994
Loans and financing	684,078	299,299	5,932	-	-	-	28,981	453,288	(836)	1,470,742
Debentures	170,923	524,036	2,764	21,826	40,488	-	20,013	351,148	-	1,131,198
Dividends payable	261,685	149,500	28,910	1,176	12,281	30,718	16,377	256,426	(490,242)	266,831
Post employment benefits	12,156	33,649	1,868	-	-	-	33	188	-	47,894
Customer charges due	6,379	135,333	-	-	-	-	-	-	-	141,712
Research and development and energy efficiency	64,409	160,947	-	-	6,157	-	-	-	-	231,513
Payables related to concession	4,107	-	-	-	62,103	-	-	-	-	66,210
Sectorial financial liabilities	-	155,261	-	-	-	-	-	-	-	155,261
Other accounts payable	154,672	91,410	1,293	357	1,249	10	15,221	579	-	264,791
NON-CURRENT	4,379,635	2,506,487	237,704	46,716	486,765	20,422	703,229	1,386,559	(144,790)	9,622,727
Associated companies and parent company	-	-	-	-	-	-	46,685	-	(46,685)	-
Suppliers	36,711	-	-	-	-	-	-	-	-	36,711
Deferred income tax and social contribution	175,265	-	-	-	-	-	3,165	-	-	178,430
Tax liabilities	173,483	117,054	7,389	-	-	2,841	304	2,075	-	303,146
Loans and financing	1,228,746	502,161	16,094	-	-	-	356,147	562,072	(89,669)	2,575,551
Debentures	1,984,421	492,188	171,420	39,960	30,496	-	275,175	665,951	-	3,659,611
Post-employment benefits	199,495	480,246	30,313	4,826	-	-	3,574	3,517	-	721,971
Research and development and energy efficiency	50,995	183,800	-	-	-	17,581	-	-	-	252,376
Payables related to the concession	43,063	-	-	-	456,269	-	-	-	-	499,332
Sectorial financial liabilities	-	123,731	-	-	-	-	-	-	-	123,731
Other payables	20,579	-	-	257	-	-	18,125	-	(8,436)	30,525
Tax, social s ecurity, labor and civil provisions	466,877	607,307	12,488	1,673	-	-	54	152,944	-	1,241,343
EQUITY	8,060,462	4,827,098	446,155	299,628	79,701	602,763	1,842,134	14,864,165	(15,866,660)	15,155,446
Attributable to controlling shareholders	8,060,462	4,827,098	446,155	299,628	79,701	602,763	1,842,134	14,864,165	(16,157,941)	14,864,165
Capital	4,429,898	4,176,841	316,097	220,966	35,503	707,440	905,376	7,910,000	(10,792,121)	7,910,000
Advance for Future Capital Increase	979,500	498,000	-	-	-	-	1,566,180	-	(3,043,680)	-
Equity valuation adjustments	954,718	31,270	6,058	(406)	256	-	(1,338)	998,466	(990,558)	998,466
Legal Reserves	427,895	120,987	17,612	22,639	7,100	-	3,848	792,716	(600,081)	792,716
Retained earnigs	1,268,451	-	106,388	56,429	-	-	38,831	5,162,983	(1,470,099)	5,162,983
Additional proposed dividends	-	-	-	-	36,842	-	16,711	-	(53,553)	-
Accrued earnings (losses)	-	-	-	-	-	(104,677)	(687,474)	-	792,151	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	291,281	291,281
TOTAL	14,149,028	10,074,577	856,510	526,477	708,688	685,438	2,813,483	17,320,563	(16,700,555)	30,434,209
¹ Wind Farms, Copel Renováveis a nd Copel Participações

 Amounts subject to rounding.

Income Statement by Company

	Geração e Transmissão
Income Statement 3Q17			Distribuição	Telecom	Compagas	Elejor	UEG	Other¹	Holding	Elimin. e	Consolidated
	Generation	Transmission					Araucária			Reclassif.
NET OPERATING INCOME	605,419	123,880	2,588,093	99,436	120,072	76,300	1,083	373,498	-	(344,112)	3,643,669
Electricity sales to final cus tomers	158,335	-	999,208	-	-	-	-	40,758	-	(943)	1,197,358
Electricity sales to distributors	437,558	-	191,626	-	-	76,300	953	332,576	-	(240,531)	798,482
Us e of the main distribution a nd transmiss ion grid (TUSD/ TUST)	-	110,750	756,634	-	-	-	-	-	-	(72,692)	794,692
Cons truction revenue	-	10,634	182,978	-	3,382	-	-	-	-	-	196,994
Fair value of a ss ets from the i ndemnity for the concess ion	-	-	3,856	-	(876)	-	-	-	-	-	2,980
Telecommunica tions	-	-	-	89,868	-	-	-	-	-	(7,950)	81,918
Dis tribution of piped gas	-	-	-	-	117,566	-	-	-	-	-	117,566
Sectoral ass ets and liabilities res ult	-	-	417,889	-	-	-	-	-	-	-	417,889
Other operating revenues	9,526	2,496	35,902	9,568	-	-	130	164	-	(21,996)	35,790
OPERATING COSTS AND EXPENSES	(449,192)	(61,198)	(2,525,258)	(67,714)	(160,662)	(21,866)	42,921	(246,214)	1,592	327,889	(3,159,702)
Energy purchas ed for res ale	(194,984)	-	(1,699,739)	-	-	(6,649)	(788)	(294,205)	-	238,170	(1,958,195)
Charges of the ma in dis tribution and trans mis sion grid	(76,436)	-	(153,458)	-	-	(3,132)	(6,157)	(5,034)	-	71,149	(173,068)
Personnel and manage ment	(42,712)	(26,730)	(175,991)	(23,499)	(8,014)	(891)	(651)	(7,075)	(9,191)	-	(294,754)
Private pens ion and health pla ns	(8,792)	(5,638)	(37,887)	(3,495)	(752)	(37)	(88)	(679)	(990)	-	(58,358)
Materia ls	(3,511)	(1,136)	(13,716)	(654)	(305)	(87)	(90)	(269)	(107)	-	(19,875)
Raw ma terial and s upplies - e nergy production	(8,289)	-	-	-	-	-	(613)	-	-	-	(8,902)
Na tural gas and supplies for gas business	-	-	-	-	(78,079)	-	-	-	-	-	(78,079)
Third-party services	(20,334)	(6,596)	(88,110)	(18,420)	(5,547)	(2,992)	(10,621)	(8,130)	(2,731)	28,575	(134,906)
Depreciation and amortization	(64,722)	(3,189)	(71,294)	(9,742)	(7,197)	(6,826)	(5,986)	(12,940)	(301)	-	(182,197)
Provisions and reversals	19,551	(11,965)	(59,408)	(2,515)	(4,665)	-	69,073	82,991	22,456	(15,480)	100,038
Cons truction cos t	-	(2,651)	(182,978)	-	(3,382)	-	-	-	-	-	(189,011)
Other operating costs and expenses	(48,963)	(3,293)	(42,677)	(9,389)	(52,721)	(1,252)	(1,158)	(873)	(7,544)	5,475	(162,395)
EQUITY IN EARNINGS OF SUBSIDIARIES	120,792	(26,168)	-	-	-	-	-	54,060	388,096	(559,285)	(22,505)
OPERATIONAL EXPENSES / INCOME	277,019	36,514	62,835	31,722	(40,590)	54,434	44,004	181,344	389,688	(575,508)	461,462
FINANCIAL RESULTS	(89,074)	(28,504)	27,697	(3,551)	1,048	(13,219)	(8,061)	(21,504)	(8,826)	739	(143,255)
Income tax and socia l contribution on profit	7,942	4,236	158,638	3,662	10,784	3,463	(7,306)	4,827	51,777	(1,777)	236,246
Deferred i ncome tax and socia l contribution on profit	(97,016)	(32,740)	(130,941)	(7,213)	(9,736)	(16,682)	(755)	(26,331)	(60,603)	2,516	(379,501)
EARNINGS BEFORE INCOME TAXES	187,945	8,010	90,532	28,171	(39,542)	41,215	35,943	159,840	380,862	(574,769)	318,207
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(20,173)	(10,869)	91,708	(9,413)	13,506	(13,902)	19,229	(961)	2,452	-	71,577
NET INCOME	167,772	(2,859)	182,240	18,758	(26,036)	27,313	55,172	158,879	383,314	(574,769)	389,784
Attributed to controlling sha reholders	167,772	(2,859)	182,240	18,758	(13,278)	19,119	44,138	158,879	383,314	-	383,314
Attributed to non-controlling interest	-	-	-	-	(12,758)	8,194	11,034	-	-	-	6,470
EBITDA	341,741	39,703	134,129	41,464	(33,393)	61,260	49,990	194,284	389,989	(575,508)	643,659
¹ Wind Fa rms , Copel Renováveis and Copel Participações

 Amounts subject to rounding.

											R$'000
	Geração e Transmissão
Income Statement 3Q16			Distribuição	Telecom	Compagas	Elejor	UEG	Other¹	Holding	Elimin. e	Consolidated
	Generation	Transmission					Araucária			Reclassif.
NET OPERATING INCOME	624,460	(70,091)	2,170,639	80,329	127,305	68,797	327	52,230	-	(139,884)	2,914,112
Electricity s ales to final customers	155,770	-	915,304	-	-	-	-	1,030	-	(806)	1,071,298
Electricity s ales to distributors	459,921	-	183,664	-	-	68,797	327	51,200	-	(79,896)	684,013
Us e of the main distribution a nd transmis sion grid (TUSD/ TUST)	-	(166,037)	697,649	-	-	-	-	-	-	(28,209)	503,403
Cons truction revenue	-	93,384	263,004	-	5,832	-	-	-	-	-	362,220
Fair value of a ssets from the i ndemnity for the conces sion	-	-	6,644	-	272	-	-	-	-	-	6,916
Telecommunications	-	-	-	71,281	-	-	-	-	-	(7,922)	63,359
Dis tribution of piped gas	-	-	-	-	120,924	-	-	-	-	(2,089)	118,835
Sectoral a ss ets a nd l ia bilities result	-	-	64,355	-	-	-	-	-	-	-	64,355
Other operating revenues	8,769	2,562	40,019	9,048	277	-	-	-	-	(20,962)	39,713
OPERATING COSTS AND EXPENSES	(309,606)	(150,847)	(2,145,881)	(57,385)	(94,569)	(24,368)	(27,611)	(30,747)	(26,991)	139,939	(2,728,065)
Energy purchas ed for res ale	(12,274)	-	(1,231,983)	-	-	(7,641)	-	(1,735)	-	79,900	(1,173,733)
Charges of the main dis tribution and tra nsmiss ion grid	(72,360)	-	(146,391)	-	-	(2,893)	(5,907)	(3,563)	-	27,236	(203,878)
Personnel and mana gement	(42,027)	(24,396)	(174,289)	(22,832)	(8,851)	(821)	(550)	(6,188)	(6,056)	-	(286,010)
Private pension a nd hea lth plans	(11,223)	(6,132)	(44,052)	(4,609)	(677)	(21)	(73)	(783)	1,235	-	(66,335)
Materials	(3,155)	(1,229)	(13,633)	(342)	(544)	(62)	(77)	(122)	(290)	-	(19,454)
Raw material a nd s upplies - energy production	(5,652)	-	-	-	-	-	(2,802)	-	-	2,089	(6,365)
Na tural gas and s upplies for ga s business	-	-	-	-	(64,471)	-	-	-	-	-	(64,471)
Third-pa rty services	(22,537)	(5,381)	(93,719)	(12,166)	(5,147)	(2,718)	(10,359)	(2,864)	(9,220)	27,911	(136,200)
Depreciation and a mortization	(68,013)	(851)	(69,973)	(8,552)	(6,287)	(6,723)	(6,692)	(11,974)	(296)	-	(179,361)
Provisions a nd reversals	(25,716)	(5,046)	(73,045)	(817)	(754)	-	-	(85)	(2,740)	52	(108,151)
Cons truction cos t	-	(104,685)	(263,004)	-	(5,832)	-	-	-	-	-	(373,521)
Other operating costs a nd expens es	(46,649)	(3,127)	(35,792)	(8,067)	(2,006)	(3,489)	(1,151)	(3,433)	(9,624)	2,751	(110,586)
EQUITY IN EARNINGS OF SUBSIDIARIES	4,647	49,085	-	-	-	-	-	12,461	(38,060)	41,026	69,159
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	319,501	(171,853)	24,758	22,944	32,736	44,429	(27,284)	33,944	(65,051)	41,081	255,206
FINANCIAL RESULTS	(77,647)	(34,228)	(36,210)	(4,068)	2,521	(17,050)	4,235	(9,284)	(47,657)	-	(219,388)
Income tax and social contribution on profit	18,467	7,765	77,335	2,232	3,037	1,039	4,564	10,041	32,766	(154)	157,092
Deferred income tax and s ocial contribution on profit	(96,114)	(41,993)	(113,545)	(6,300)	(516)	(18,089)	(329)	(19,325)	(80,423)	154	(376,480)
EARNINGS BEFORE INCOME TAXES	241,854	(206,081)	(11,452)	18,876	35,257	27,379	(23,049)	24,660	(112,708)	41,081	35,818
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(77,219)	86,344	(115,183)	(6,220)	(12,300)	(9,304)	-	(2,581)	25,591	-	(110,872)
NET INCOME	164,635	(119,737)	(126,635)	12,656	22,957	18,075	(23,049)	22,079	(87,117)	41,081	(75,054)
Attributed to controlling shareholders	164,635	(119,736)	(126,635)	12,656	11,708	12,652	(18,439)	22,079	(87,117)	-	(87,116)
Attributed to non-controlling i nterest	-	-	-	-	11,249	5,423	(4,610)	-	-	-	12,062
EBITDA	387,514	(171,002)	94,731	31,496	39,023	51,152	(20,592)	45,918	(64,755)	41,081	434,567
¹ Wind Farms, Copel Renováveis and Copel Participações

 Amounts subject to rounding.

									R$'000
	Geração e Transmissão
Income Statement 9M17			Distribuição	Telecom	Compagas	Elejor	UEG	Other¹	Holding	Elimin. e	Consolidated
	Generation	Transmission					Araucária			Reclassif.
NET OPERATING INCOME	1,961,239	624,296	6,753,108	280,251	369,781	219,046	1,083	524,387	-	(619,282)	10,113,909
Electricity sales to final customers	457,243	-	2,896,713	-	-	-	-	71,124	-	(2,462)	3,422,618
Electricity sales to distributors	1,475,551	-	547,793	-	-	219,046	953	452,860	-	(399,692)	2,296,511
Us e of the main distribution and transmission grid (TUSD/ TUST)	-	536,088	2,352,595	-	-	-	-	-	-	(126,061)	2,762,622
Construction revenue	-	79,496	501,008	-	11,306	-	-	-	-	-	591,810
Fair value of assets from the indemnity for the concession	-	-	10,020	-	(1,595)	-	-	-	-	-	8,425
Telecommunications	-	-	-	251,287	-	-	-	-	-	(24,232)	227,055
Distribution of piped gas	-	-	-	-	360,070	-	-	-	-	-	360,070
Sectoral assets and liabilities result	-	-	337,705	-	-	-	-	-	-	-	337,705
Other operating revenues	28,445	8,712	107,274	28,964	-	-	130	403	-	(66,835)	107,093
OPERATING COSTS AND EXPENSES	(994,187)	(361,032)	(6,505,407)	(199,176)	(378,410)	(64,622)	(6,062)	(442,978)	(25,978)	611,045	(8,366,807)
Energy purchased for resale	(213,759)	-	(4,180,224)	-	-	(17,225)	(788)	(359,810)	-	398,632	(4,373,174)
Charges of the main distribution and transmission grid	(224,668)	-	(341,787)	-	-	(8,830)	(18,030)	(12,296)	-	123,353	(482,258)
Personnel and management	(129,370)	(81,374)	(555,820)	(73,827)	(23,798)	(2,660)	(1,887)	(22,944)	(28,314)	-	(919,994)
Private pension and health plans	(26,147)	(16,689)	(114,108)	(10,839)	(2,219)	(81)	(256)	(2,303)	(2,870)	-	(175,512)
Materials	(9,051)	(3,453)	(41,589)	(1,826)	(1,490)	(263)	(276)	(410)	(476)	-	(58,834)
Raw material and supplies - energy production	(20,303)	-	-	-	-	-	(2,087)	-	-	-	(22,390)
Natural ga s and supplies for gas business	-	-	-	-	(247,914)	-	-	-	-	-	(247,914)
Third-party services	(62,477)	(17,623)	(258,324)	(48,805)	(17,277)	(9,183)	(31,495)	(15,018)	(10,663)	85,373	(385,492)
Depreciation and amortization	(200,529)	(5,548)	(214,537)	(28,740)	(21,493)	(20,878)	(17,950)	(38,817)	(899)	-	(549,391)
Provisions and reversals	26,281	(32,047)	(172,479)	(8,591)	(5,005)	-	69,073	13,659	19,417	(7,495)	(97,187)
Construction cost	-	(193,796)	(501,008)	-	(11,306)	-	-	-	-	-	(706,110)
Other operating costs and expenses	(134,164)	(10,502)	(125,531)	(26,548)	(47,908)	(5,502)	(2,366)	(5,039)	(2,173)	11,182	(348,551)
EQUITY IN EARNINGS OF SUBSIDIARIES	30,520	47,622	-	-	-	-	-	(4,920)	1,018,318	(1,031,047)	60,493
OPERATIONAL EXPENSES / INCOME	997,572	310,886	247,701	81,075	(8,629)	154,424	(4,979)	76,489	992,340	(1,039,284)	1,807,595
FINANCIAL RESULTS	(279,983)	(85,937)	4,027	(12,423)	3,889	(32,474)	(6,074)	(51,797)	(101,484)	739	(561,517)
Income tax and social contribution on profit	24,332	10,551	311,813	8,201	21,300	19,078	(4,534)	27,442	124,282	(7,403)	535,062
Deferred income tax and social contribution on profi t	(304,315)	(96,488)	(307,786)	(20,624)	(17,411)	(51,552)	(1,540)	(79,239)	(225,766)	8,142	(1,096,579)
EARNINGS BEFORE INCOME TAXES	717,589	224,949	251,728	68,652	(4,740)	121,950	(11,053)	24,692	890,856	(1,038,545)	1,246,078
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(228,748)	(59,032)	9,747	(22,728)	1,720	(41,340)	19,229	(9,731)	42,840	-	(288,043)
NET INCOME	488,841	165,917	261,475	45,924	(3,020)	80,610	8,176	14,961	933,696	(1,038,545)	958,035
Attributed to controlling shareholders	488,841	165,917	261,475	45,924	(1,540)	56,427	6,541	14,961	933,696	-	933,696
Attributed to non-controlling interest	-	-	-	-	(1,480)	24,183	1,635	-	-	-	24,339
EBITDA	1,198,101	316,434	462,238	109,815	12,864	175,302	12,971	115,306	993,239	(1,039,284)	2,356,986
¹ Wind Farms, Copel Renováveis a nd Copel Comercialização

 Amounts subject to rounding.

Income Statement 9M16	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Elimin. e Reclassif	Consolidated
	Generation	Transmission
NET OPERATING INCOME	1,808,220	1,251,011	6,100,072	236,790	433,144	193,536	57,432	158,841	-	(434,345)	9,804,701
El ectricity sales to final customers	441,614	-	3,691,299	-	-	-	-	1,030	-	(2,969)	4,130,974
El ectricity sales to distributors	1,340,057	-	474,367	-	-	193,536	57,432	157,811	-	(228,239)	1,994,964
Us e of the main distribution and transmission grid (TUSD/ TUST)	-	958,551	2,266,034	-	-	-	-	-	-	(75,637)	3,148,948
Construction revenue	-	286,263	629,198	-	19,204	-	-	-	-	-	934,665
Fair value of assets from the i ndemnity for the concession	-	-	128,377	-	934	-	-	-	-	-	129,311
Telecommunications	-	-	-	210,207	-	-	-	-	-	(22,858)	187,349
Distribution of piped gas	-	-	-	-	412,729	-	-	-	-	(43,726)	369,003
Sectoral assets and liabilities result	-	-	(1,190,132)	-	-	-	-	-	-	-	(1,190,132)
Other operati ng revenues	26,549	6,197	100,929	26,583	277	-	-	-	-	(60,916)	99,619
OPERATING COSTS AND EXPENSES	(893,446)	(398,207)	(6,286,491)	(168,909)	(363,184)	(73,397)	(145,292)	(91,967)	103,252	434,418	(7,883,223)
Energy purchased for resale	(49,058)	-	(3,580,004)	-	-	(24,734)	-	(1,806)	-	228,225	(3,427,377)
Charges of the main distribution and transmission grid	(202,845)	-	(516,545)	-	-	(7,694)	(16,584)	(10,783)	-	72,897	(681,554)
Personnel and management	(127,190)	(65,620)	(519,356)	(66,065)	(25,865)	(2,467)	(1,927)	(16,031)	(21,992)	-	(846,513)
Private pension and health plans	(31,220)	(15,956)	(121,732)	(14,036)	(1,983)	(65)	(219)	(2,982)	(4,170)	-	(192,363)
Materials	(9,324)	(3,589)	(46,224)	(1,384)	(1,348)	(219)	(309)	(227)	(474)	-	(63,098)
Raw material and supplies - energy production	(16,646)	-	-	-	-	-	(51,657)	-	-	43,726	(24,577)
Na tural gas and supplies for gas business	-	-	-	-	(264,236)	-	-	-	-	-	(264,236)
Third-party s ervices	(62,450)	(15,935)	(266,033)	(32,780)	(14,083)	(8,722)	(53,681)	(13,450)	(17,165)	81,742	(402,557)
Depreciation and amortiza tion	(206,728)	(2,021)	(205,149)	(25,492)	(18,215)	(20,159)	(17,552)	(35,919)	(873)	-	(532,108)
Provisions and reversals	(32,413)	(8,219)	(291,434)	(7,794)	(1,459)	-	-	(127)	176,407	72	(164,967)
Construction cost	-	(278,623)	(629,198)	-	(19,204)	-	-	-	-	-	(927,025)
Other operati ng costs and expenses	(155,572)	(8,244)	(110,816)	(21,358)	(16,791)	(9,337)	(3,363)	(10,642)	(28,481)	7,756	(356,848)
EQUITY IN EARNINGS OF SUBSIDIARIES	7,414	93,005	-	-	-	-	-	43,367	944,348	(914,266)	173,868
OPERATIONAL EXPENSES / INCOME	922,188	945,809	(186,419)	67,881	69,960	120,139	(87,860)	110,241	1,047,600	(914,193)	2,095,346
FINANCIAL RESULTS	(245,041)	(93,732)	19,270	(10,374)	1,455	(75,935)	22,010	(35,441)	45,892	-	(371,896)
Income tax a nd social contribution on profi t	47,738	12,558	294,735	11,150	9,905	2,878	23,141	23,150	271,127	(1,496)	694,886
Deferred income tax a nd social contribution on profi t	(292,779)	(106,290)	(275,465)	(21,524)	(8,450)	(78,813)	(1,131)	(58,591)	(225,235)	1,496	(1,066,782)
EARNINGS BEFORE INCOME TAXES	677,147	852,077	(167,149)	57,507	71,415	44,204	(65,850)	74,800	1,093,492	(914,193)	1,723,450
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(222,175)	(258,331)	(62,863)	(18,912)	(25,139)	(15,012)	-	(9,262)	(54,143)	-	(665,837)
NET INCOME	454,972	593,746	(230,012)	38,595	46,276	29,192	(65,850)	65,538	1,039,349	(914,193)	1,057,613
Attributed to controlling shareholders	454,972	593,746	(230,012)	38,595	23,601	20,434	(52,681)	65,538	1,039,349	-	1,039,349
Attributed to non-controlling i nterest	-	-	-	-	22,675	8,758	(13,169)	-	-	-	18,264
EBITDA	1,128,916	947,830	18,730	93,373	88,175	140,298	(70,308)	146,160	1,048,473	(914,193)	2,627,454
¹ Wind Farms, Copel Renováveis and Copel Parti cipações

 Amounts subject to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date December 4, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.